   As filed with the Securities and Exchange Commission on February 15, 2001
                                          Registration Statement No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                         ------------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------

                              TRIUMPH GROUP, INC.
             (Exact name of registrant as specified in its charter)

                Delaware                                 51-0347963
----------------------------------------  ----------------------------------------
      (State or other jurisdiction          (IRS Employer Identification Number)
   of incorporation or organization)

                         ------------------------------

                        Four Glenhardie Corporate Center
                         1255 Drummers Lane, Suite 200
                           Wayne, Pennsylvania 19087
                                 (610) 975-0420
--------------------------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                                 Richard C. Ill
                     President and Chief Executive Officer
                              Triumph Group, Inc.
                        Four Glenhardie Corporate Center
                         1255 Drummers Lane, Suite 200
                           Wayne, Pennsylvania 19087
                                 (610) 975-0420
--------------------------------------------------------------------------------
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   Copies to:

     Edward D. Slevin, Esquire          Richard M. Eisenstaedt, Esquire         William M. Hartnett, Esquire
    Gerald J. Guarcini, Esquire        Vice President and General Counsel         Cahill Gordon & Reindel
      Ballard Spahr Andrews &                 Triumph Group, Inc.                      80 Pine Street
           Ingersoll, LLP               Four Glenhardie Corporate Center       New York, New York 10005-1702
   1735 Market Street, 51st Floor        1255 Drummers Lane, Suite 200                 (212) 701-3000
  Philadelphia, Pennsylvania 19103         Wayne, Pennsylvania 19087
           (215) 665-8500                        (610) 975-0420

                         ------------------------------

    Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                    Proposed             Proposed
          Title of each class                                        maximum              maximum             Amount of
             of securities                   Amount to be      offering price per   aggregate offering      registration
            to be registered                 registered(1)          share(2)             price(2)                fee
Common stock, $.001 per share...........       4,100,000             $38.94            $159,654,000            $39,914

(1) Includes 450,000 shares that the underwriters have the option to purchase from the Company to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based upon the average of the high and low prices of the common stock as reported on the New York Stock Exchange on February 12, 2001.

                         ------------------------------

    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 Subject to Completion, Dated February 15, 2001

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS DECLARED EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Triumph Group, Inc.

[LOGO]
3,650,000 Shares

Common Stock

This is a public offering of common stock of Triumph Group, Inc. We are offering 3,000,003 shares of our common stock. The selling stockholder is offering an additional 649,997 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholder.

Our common stock is traded on the New York Stock Exchange under the symbol "TGI." On February 13, 2001, the last reported sale price of our common stock was $39.30 per share.

Investing in the common stock involves risk. See "Risk Factors" beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                                              Per Share         Total
Public offering price                                          $                  $
Underwriting discounts and commissions                         $                  $
Proceeds, before expenses, to Triumph Group, Inc.              $                  $
Proceeds, before expenses, to the selling stockholder          $                  $

We have granted the underwriters the right to purchase up to 450,000 additional shares of common stock to cover over-allotments.

Deutsche Banc Alex. Brown                                    Merrill Lynch & Co.
The date of this prospectus is       , 2001.

                       Triumph supports the full spectrum
                           of the aerospace industry.

[Pictures of various aircraft in flight, including regional aircraft, commercial aircraft,
                      military aircraft and a helicopter]

                                                                    1225 Drummers Lane
                                                                    Suite 200
                                                                    Wayne, PA 19087
                                                                    Phone: 610.975.0420
            [LOGO]             Triumph Group, Inc.                  Fax:   610.975.0563

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS.

    GENERALLY, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE OVER-ALLOTMENT OPTION WHICH WE GRANTED TO THE UNDERWRITERS IS NOT EXERCISED.

                              Triumph Group, Inc.

    We design, engineer, manufacture, repair, overhaul and distribute aircraft components, such as mechanical and electromechanical control systems, aircraft and engine accessories, structural components, auxiliary power units, commonly referred to as APUs, avionics and aircraft instruments. We serve a broad spectrum of the aerospace industry, including commercial airlines and air cargo carriers, as well as original equipment manufacturers, commonly referred to as OEMs, of various commercial and military aircraft platforms and aircraft components.

    We were founded in 1993 with a vision to build a large and highly profitable aerospace business to offer a fully-integrated suite of technical capabilities to the aerospace marketplace. Since then, we have built a strategic portfolio of core competencies that, when taken together, have allowed our company to enjoy strong growth and superior margins. Our technical expertise in various aerospace manufacturing and service disciplines constitutes our core competency. Our aerospace business is organized to match our skills to the relevant market, according to the following divisional product groups:

    - Structural components--performs complex manufacturing, machining and forming processes.

    - Operational components--performs advanced manufacturing and fabrication processes, including coating and plating functions, to produce precision detail parts and complete component assemblies.

    - Control systems--designs, engineers, builds and repairs complete mechanical, electromechanical and hydraulic systems.

    - Aftermarket services--provides FAA-certified repair and overhaul services on components and instruments.

    Since our IPO in 1996, we have pursued a growth strategy designed to exploit internal growth opportunities as well as select, complementary acquisition opportunities. During that time we completed 17 acquisitions and more than doubled our net sales to $520 million for the twelve month period ended
December 31, 2000. We will continue to seek to leverage our existing technical skills into related manufacturing and service capabilities as well as product markets. For example, our expertise in the manufacture and repair of complex components used in turbine engines that power aircraft has provided us with an exciting new opportunity to further penetrate the rapidly-growing market for industrial gas turbines used for power generation. Our goal is to provide a fully-integrated suite of manufacturing and repair capabilities for industrial gas turbines similar to our current aerospace offering. We believe that our track record of favorable financial results is due to the discipline with which we pursue our internal and acquisition-based growth strategy.

    We also strive to maintain balance and diversity in our mix of aerospace-related revenue and income. During the twelve month period ended December 31, 2000, approximately 60% of our aerospace-related net sales were derived from the sale of products to OEMs, with the remaining 40% derived from the sale of repair and overhaul services to the aftermarket. This business is also derived from a broad range of aerospace platforms including:

    - Large commercial jets--Boeing 737, 747, 757, 767, 777 and Airbus 319, 320, 321, 340;

    - Regional commercial jets--Bombardier CRJ100/200, CRJ700 and Embraer ERJ 135/145, ERJ 170/190;

    - Military aircraft--Boeing C-17, F/A-18 and Lockheed Martin F-16 and Northrop Grumman E-2C;

    - Business jets--Gulfstream GIV, GV and Bombardier Challenger, Learjet family and Cessna Citation family; and

    - Space vehicles--Boeing Delta Launch Vehicle and International Space
      Station.

    We have a broad customer base. During the nine month period ended December 31, 2000, our largest customer accounted for less than 14% of our net sales and our ten largest customers accounted for approximately 42% of our net sales.

                                  Our Industry

    The aircraft component production and component repair industries are highly fragmented. They have been consolidating in recent years and we expect that this consolidation will continue for the foreseeable future.

    We believe that a number of significant trends currently affecting our industry will increase the demand for the design, engineering, manufacture, repair and overhaul of aircraft components including:

    - Increased air transit and aircraft production;

    - Aging of the existing aircraft fleet;

    - Increased outsourcing by aircraft operators and OEMs;

    - Reduced number of approved suppliers;

    - Increased maintenance and safety requirements; and

    - Increased emphasis on component traceability.

                           Our Competitive Advantages

    We believe that we are well positioned to take advantage of the trends affecting our industry due to the following competitive advantages:

    - DIVERSE ARRAY OF PRODUCTS AND SERVICES--We provide the aerospace industry a consolidated point of purchase for a diverse array of technically complex products and services across a wide range of aerospace platforms. Customers can rely on us to provide services on aircraft components at every stage of their useful lives, from the design, engineering and manufacture of new components to the repair and overhaul of existing components.

    - PROPRIETARY RIGHTS RELATING TO COMPONENT DESIGNS, MANUFACTURING PROCESSES AND REPAIR AND OVERHAUL PROCEDURES--Some of our customers rely on us exclusively for certain products because their specifications require our unique design, manufacture and/or overhaul capabilities.

    - BROAD FAA CERTIFICATIONS AND LICENSES--We operate 20 repair stations certified by the Federal Aviation Administration, commonly referred to as the FAA, for the repair and overhaul of a broad range of aircraft instruments and accessories. We also maintain exclusive licenses from the FAA that allow us to engineer, repair, test and release certain components into service without further FAA approval. We believe that the time and expense required to obtain these certifications and licenses make it more difficult for potential competitors to enter the market.

    - EMPHASIS ON QUALITY CONTROL--We have continually met or exceeded the most stringent quality control requirements of domestic and foreign regulatory authorities, OEMs, commercial airlines and other customers. We maintain detailed records to ensure the traceability of the production and service of each aircraft component. We believe that our emphasis on quality control has enabled us to obtain many of the FAA licenses that we hold. We believe that the significant expense required to institute and maintain comparable quality control procedures makes it more difficult for potential competitors to enter the market.

    - BROAD CUSTOMER BASE--Due to our diverse array of products and services and our emphasis on quality control and timely delivery, our customers include substantially all of the world's major commercial airlines and the most widely recognized air cargo carriers and OEMs.

    - ESTABLISHED INDUSTRY PRESENCE--Our operating divisions and subsidiaries have substantial experience in the aerospace industry and we enjoy strong customer relations, name recognition and repeat business.

                              Our Growth Strategy

    Key elements of our growth strategy include:

    - EXPAND PRODUCTS AND SERVICES--We intend to continue to introduce new aviation products and services to capitalize on the increasing trend toward outsourcing and the reduction by aircraft operators and OEMs in the number of their approved suppliers and vendors. In addition, we will continue to take advantage of opportunities to expand into related or complementary lines of business where we can leverage our unique technical capabilities, such as our recent expansion into the manufacturing and repair of industrial gas turbine engine components used for power generation.

    - MAKE ACQUISITIONS--We expect to continue to acquire other companies, assets or product lines that add to or complement our existing businesses.

    - EXPAND OPERATING CAPACITY--We plan to continue to invest in state-of-the-art machinery and facilities to increase operating capacities and efficiencies and to improve operating margins.

    - INCREASE INTERNATIONAL MARKETING--We plan to build on our international presence through continued market penetration and, as appropriate, foreign acquisitions.

    - CAPITALIZE ON GROUP AFFILIATIONS--Our growing product and service offerings give us opportunities to cross-sell these capabilities to our customers. In addition, through brand affiliation we can leverage our reputation for quality and performance.
                            ------------------------

    Our executive offices are located at Four Glenhardie Corporate Center, 1255 Drummers Lane, Suite 200, Wayne, Pennsylvania 19087 and our telephone number is
(610) 975-0420. Information contained on our website at www.triumphgroup.com does not constitute part of this prospectus.

                                  The Offering

Common stock offered by Triumph..............  3,000,003 shares

Common stock offered by selling stockholder..  649,997 shares

    Total....................................  3,650,000 shares

Common stock to be outstanding after this
  offering...................................  15,358,959 shares

Use of proceeds..............................  We will use the proceeds of this offering to reduce outstanding borrowings under our
                                               revolving credit facility. Amounts repaid on
                                               our revolving credit facility may be
                                               reborrowed, subject to the satisfaction of
                                               customary borrowing conditions, for general
                                               corporate purposes, including working
                                               capital, capital expenditures and
                                               acquisitions.

Dividend policy..............................  We intend to retain all future earnings, if any, to fund the development and growth of
                                               our business. We do not anticipate paying
                                               cash dividends on our common stock.

New York Stock Exchange symbol...............  TGI

    The number of shares of our common stock outstanding after the offering is based on shares outstanding as of February 12, 2001 and includes 3,348,535 outstanding shares of Class D common stock. It does not include:

    - 504,072 shares of common stock issuable upon exercise of outstanding stock options under our stock option plans as of February 12, 2001 at a weighted average exercise price of $27.63; and

    - 772,052 shares of common stock reserved and available for future issuance under our stock option plans as of February 12, 2001.
                            ------------------------

    UNLESS OTHERWISE INDICATED, ALL INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION, WHICH ENTITLES THE UNDERWRITERS TO PURCHASE UP TO 450,000 ADDITIONAL SHARES.

    THE TRIUMPH LOGO IS A TRADEMARK OF TRIUMPH GROUP, INC. THIS PROSPECTUS CONTAINS OTHER TRADE NAMES, TRADEMARKS AND SERVICE MARKS OF TRIUMPH AND OF OTHER COMPANIES.

                             Summary Financial Data
                     (in thousands, except per share data)

                                                                                              Nine Months
                                                                                                 Ended
                                                        Fiscal Year Ended March 31,          December 31,
                                                     ---------------------------------   ---------------------
                                                       1998        1999        2000        1999        2000
                                                     ---------   ---------   ---------   ---------   ---------
                                                                                              (unaudited)
Income Statement Data:
Aviation segment
  Net sales........................................  $242,317    $328,577    $368,614    $269,540    $357,659
  Operating income, before corporate expense,
    special charge and gain on sale of
    businesses.....................................    39,737      58,622      62,509      44,524      60,023

Metals segment
  Net sales........................................    87,141      71,531      73,085      56,006      46,063
  Operating income, before corporate expense,
    special charge and gain on sale of
    businesses.....................................     5,483       4,440       4,171       3,103       1,836

Combined operating income, before corporate
  expense, special charge and gain on sale of
  businesses.......................................    45,220      63,062      66,680      47,627      61,859

Corporate expense..................................     3,944       4,490       4,273       2,837       3,719
Special charge.....................................        --          --         734         734          --
Gain on sale of businesses.........................    (2,250)         --          --          --          --
                                                     --------    --------    --------    --------    --------
Operating income...................................    43,526      58,572      61,673      44,056      58,140
Interest expense and other.........................     3,963       5,144       9,521       6,826      15,666
                                                     --------    --------    --------    --------    --------

Income before income taxes and extraordinary gain..    39,563      53,428      52,152      37,230      42,474
Income tax expense.................................    15,561      20,281      17,550      12,029      15,028
                                                     --------    --------    --------    --------    --------
Income before extraordinary gain...................    24,002      33,147      34,602      25,201      27,446
Extraordinary gain.................................       610          --          --          --          --
                                                     --------    --------    --------    --------    --------
Net income.........................................  $ 24,612    $ 33,147    $ 34,602    $ 25,201    $ 27,446
                                                     ========    ========    ========    ========    ========
Income per share before extraordinary gain:
  Basic............................................  $   2.29    $   2.79    $   2.96    $   2.15    $   2.32
  Diluted..........................................      2.14        2.62        2.79        2.03        2.21
Shares used in computing earnings per share:
  Basic............................................    10,485      11,896      11,689      11,697      11,806
  Diluted..........................................    11,231      12,646      12,397      12,403      12,427

                                                                 December 31, 2000
                                                              -----------------------
                                                               Actual     As Adjusted
                                                              ---------   -----------
                                                                    (unaudited)
Balance Sheet Data:
Cash........................................................  $  6,339     $  6,339
Working capital.............................................   152,919      152,919
Total assets................................................   692,300      692,300
Long-term debt, including current portion...................   256,426      144,921
Total stockholders' equity..................................   271,911      383,416

    The results for the fiscal year ended March 31, 1998 include the acquisitions of JDC Company, Hydro-Mill Co., Stolper-Fabralloy Company and Frisby Aerospace, Inc. from the date of each acquisition, and the sales of Air Lab, Inc. and Deluxe Specialties Mfg., Co. The results for the fiscal year ended March 31, 1999 include the acquisitions of Nu-Tech Industries, Inc., DG Industries, Inc., DV Industries, Inc., Triumph Air Repair (Europe) Ltd., HTD Aerospace, Inc. and Triumph Precision, Inc. from the date of each acquisition. The results for the fiscal year ended March 31, 2000 and for the nine months ended December 31, 1999 include the acquisitions of Ralee Engineering Company, Construction Brevitees d'Alfortville, Lee Aerospace, Inc. and Triumph Components-San Diego, Inc. from the date of each acquisition. The results for the nine months ended December 31, 2000 include the acquisitions of ACR Industries, Inc., Chem-Fab Corporation and Airborne Nacelle Services, Inc. from the date of each acquisition.

    Operating income, before corporate expense, special charge and gain on sale of businesses, is presented by segment to assist the reader in evaluating each of the segment's results of operations before financing, corporate expenses, special charge and gain on sale of businesses. Corporate expenses primarily consist of compensation, rent and general costs related to the operation of our corporate office and other general expenses including professional fees. Working capital represents current assets less current liabilities.

    The "as adjusted" balance sheet data reflects this offering at an assumed offering price of $39.30 per share and the application of the net proceeds of $111.5 million as described under Use of Proceeds.

                                  RISK FACTORS

    INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND ALL OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE PURCHASING OUR COMMON STOCK. THE RISK AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING US. ADDITIONAL RISKS AND UNCERTAINTIES THAT WE ARE UNAWARE OF, OR THAT WE CURRENTLY DEEM IMMATERIAL, ALSO MAY BECOME IMPORTANT FACTORS THAT AFFECT US.

    IF ANY OF THE FOLLOWING RISKS OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY AND ADVERSELY AFFECTED. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT.

                         Risks Related to Our Industry

Competitive pressures may adversely affect our net sales.

    We have numerous competitors in both the aerospace services and metals processing and distribution industries. We compete primarily with OEMs and the top-tier manufacturers that supply them, some of which are divisions or subsidiaries of OEMs and other large companies that manufacture aircraft components and subassemblies. Competition for the repair and overhaul of aviation components comes from three primary sources, some with greater financial and other resources than us: OEMs, major commercial airlines and other independent repair and overhaul companies. Our principal competitors in the metals industry include national and regional steel mills, other steel service centers, steel erection companies and pre-engineered building manufacturers. Some of our competitors in both aviation and metals have substantially greater financial and other resources than us. Competitive pressures in either industry may materially adversely affect our operating revenues and in turn, our business and financial condition.

Factors that have an adverse impact on the aerospace industry may adversely affect our results of operations.

    A substantial percentage of our gross profit and operating income is derived from our aviation segment. Our aviation operations are focused on designing, engineering and manufacturing aircraft components on new aircraft and performing repair and overhaul services on existing aircraft and aircraft components. Therefore, our business is directly affected by economic factors and other trends that affect our customers in the aerospace industry, including a possible decrease in outsourcing by aircraft operators and OEMs or projected market growth that may not materialize or be sustainable. When these economic and other factors adversely affect the aerospace industry, they tend to reduce the overall customer demand for our products and services, which decreases our operating income. Economic and other factors that might affect the aerospace industry may have an adverse impact on our results of operations.

We may need to expend significant capital to keep pace with technological developments in our industry.

    The aerospace industry is constantly undergoing development and change and it is likely that new products, equipment and methods of repair and overhaul service will be introduced in the future. In order to keep pace with any new developments, we may need to expend significant capital to purchase new equipment and machines or to train our employees in the new methods of production and service. We may not be successful in developing new products and these capital expenditures may have a material adverse effect on us.

We may incur significant expenses to comply with new or more stringent governmental regulation.

    The aerospace industry is highly regulated in the United States by the FAA and in other countries by similar agencies. We must be certified by the FAA and, in some cases, by individual OEMs in order to engineer and service parts and components used in specific aircraft models. If material authorizations or approvals were revoked or suspended, our operations would be adversely affected. New or more stringent governmental regulations may be adopted, or industry oversight heightened, in the future, and we may incur significant expenses to comply with any new regulations or any heightened industry oversight.

                         Risks Related to Our Business

The loss of our key customers could have a material adverse effect on us.

    For the nine months ended December 31, 2000, Honeywell International, Inc. and Boeing Co. represented approximately 8% and 13%, respectively, of net sales. For fiscal 2000, Honeywell and Boeing represented approximately 9% and 14%, respectively, of net sales. The loss of either of these customers could have a material adverse impact on us. Assuming that the pending acquisition of Honeywell by General Electric Corporation occurred effective April 1, 2000, Honeywell and General Electric, on a combined basis, would have accounted for approximately 12% of net sales for the nine months ended December 31, 2000. In addition, some of our operating divisions and subsidiaries have significant customers, the loss of whom could have an adverse effect on those businesses.

We may be unable to successfully achieve "tier one" supplier status with OEMs, and we may be required to risk our capital to achieve "tier one" supplier status.

    Many OEMs are moving toward developing strategic partnerships with their larger suppliers, frequently called "tier one" suppliers. Each tier one supplier provides an array of integrated services including purchasing, warehousing and assembly for OEM customers. We have been designated as a tier one supplier by some OEMs and are striving to achieve tier one status with other OEMs. In order to maintain or achieve tier one status, we may need to expand our existing capacities or capabilities, and there is no assurance that we will be able to do so.

    Many new aircraft programs require that major suppliers become risk-sharing partners, meaning that the cost of design, development and engineering work associated with the development of the aircraft is born by the supplier, usually in exchange for a long-term agreement to supply critical parts once the aircraft is in production. In the event that the aircraft fails to reach the production stage, results in the production of an inadequate number of units, or actual sales otherwise do not meet projections, we may incur significant costs without any corresponding revenues. For example, we are a subcontractor to a company which is developing a new aircraft, the primary customer of which is a major air cargo carrier. We have substantially completed the development of a major component of this aircraft and have invested to date approximately $6 million. The company that is developing this aircraft has recently filed for bankruptcy protection to secure relief while seeking to recapitalize the company. If that company does not obtain additional financing and emerge from bankruptcy protection, or if this project otherwise is abandoned or does not succeed, we may not be able to recover our investment.

We may not realize our anticipated return on capital commitments made to expand our capabilities.

    From time to time, we make significant capital expenditures to implement new processes and to increase both efficiency and capacity. Some of these projects require additional training for our employees and not all projects may be implemented as anticipated. If any of these projects do not achieve the anticipated increase in efficiency or capacity, our returns on these capital expenditures may not be as expected.

Our expansion into international markets may increase credit and other risks.

    As we pursue customers in Asia, South America and other less developed aerospace markets throughout the world, our inability to ensure the credit worthiness of our customers in these areas could adversely impact our overall profitability. In addition, these business opportunities may entail additional currency risks, different legal and regulatory requirements and political considerations not associated with domestic markets.

We may need additional financing for acquisitions and capital expenditures and this financing may not be available on terms acceptable to us.

    A key element of our strategy has been, and continues to be, internal growth and growth through the acquisition of additional companies and product lines engaged in the aerospace industry. In order to grow internally, we may need to make significant capital expenditures and may need additional capital to do so. Our ability to grow is dependent upon, and may be limited by, among other things, availability under our revolving credit facility and by particular restrictions contained in our revolving credit facility and our other financing arrangements. In that case, additional funding sources may be needed, and we may not be able to obtain the additional capital necessary to pursue our internal growth and acquisition strategy or, if we can obtain additional financing, the additional financing may not be on financial terms which are satisfactory to us.

Cancellations, reductions or delays in customer orders may adversely affect our results of operations.

    Our overall operating results are affected by many factors, including the timing of orders from large customers and the timing of expenditures to manufacture parts and purchase inventory in anticipation of future sales of products and services. A large portion of our operating expenses are relatively fixed. Because several of our operating divisions and subsidiaries typically do not obtain long-term purchase orders or commitments from our customers, they must anticipate the future volume of orders based upon the historic purchasing patterns of customers and upon our discussions with customers as to their anticipated future requirements. Cancellations, reductions or delays in orders by a customer or group of customers could have a material adverse effect on our business, financial condition and results of operations.

Our acquisition strategy exposes us to risks, including the risk that we may not be able to successfully integrate acquired businesses.

    We have a consistent strategy to grow, in part, by the acquisition of additional businesses in the aerospace industry and are continuously evaluating various acquisition opportunities. Our ability to grow by acquisition is dependent upon, among other factors, the availability of suitable acquisition candidates. Growth by acquisition involves risks that could adversely affect our operating results, including difficulties in integrating the operations and personnel of acquired companies, the potential amortization of acquired intangible assets and the potential loss of key employees of acquired companies. We may not be able to consummate acquisitions on satisfactory terms or, if any acquisitions are consummated, satisfactorily integrate these acquired businesses.

Any product liability claims in excess of insurance may adversely affect our financial condition.

    Our operations expose us to potential liability for personal injury or death as a result of the failure of an aircraft component that has been serviced by us, the failure of an aircraft component designed or manufactured by us or the irregularity of metal products processed or distributed by us. While we believe that our liability insurance is adequate to protect us from these liabilities, our insurance may not cover all liabilities. Additionally, insurance coverage may not be available in the future at a cost acceptable to us. Any material liability not covered by insurance or for which third party indemnification is not available could have a material adverse effect on our financial condition.

The unavailability of skilled personnel may have an adverse effect on our operations.

    From time to time, some of our operating divisions and subsidiaries have experienced difficulties in attracting and retaining skilled personnel to design, engineer, manufacture, repair and overhaul sophisticated aircraft components. Our ability to operate successfully could be jeopardized if we are unable to attract and retain a sufficient number of skilled personnel to conduct our business.

Any exposure to environmental liabilities may adversely affect us.

    Our business, operations and facilities are subject to numerous stringent federal, state, local and foreign environmental laws and regulations. Although management believes that our operations and facilities are in material compliance with such laws and regulations, future changes in these laws, regulations or interpretations thereof or the nature of our operations may require us to make significant additional capital expenditures to ensure compliance in the future. Some of our facilities have been or are currently the subject of environmental remediation activities, the cost of which is subject to indemnification provided by IKON Office Solutions. One of these facilities is connected with a site included in the National Priorities List of Superfund sites maintained by the Environmental Protection Agency, commonly referred to as the EPA. Another of these facilities is located on a site included in the EPA's database of potential Superfund sites. The IKON Office Solutions' indemnification covers the cost of liabilities that arise from environmental conditions or activities existing at facilities prior to our acquisition from IKON Office Solutions and that were identified before July 22, 2000, including the costs and claims associated with the environmental remediation activities and liabilities discussed above. Some other facilities acquired and operated by us or one of our subsidiaries, including a leased facility located on an EPA National Priorities List site, have been under active investigation for environmental contamination by federal or state agencies when acquired, and continue to be under investigation. We are indemnified by prior owners or operators and/or present owners of the facilities for liabilities which we incur as a result of these investigations and the environmental contamination found which pre-dates our acquisition of these facilities, subject to certain limitations. We also maintain a pollution liability policy that provides coverage for material liabilities associated with the clean-up of on-site pollution conditions, as well as defense and indemnity for certain third party suits (including Superfund liabilities at third party sites), in each case, to the extent not otherwise indemnified. This policy applies to all of our manufacturing and assembly operations worldwide. However, if we were required to pay the expenses related to environmental liabilities for which neither indemnification nor insurance coverage is available, these expenses could have a material adverse effect on us.

                         Risks Related to This Offering

Our charter documents may inhibit a takeover that stockholders may consider favorable.

    Our certificate of incorporation and bylaws contain provisions, including cumulative voting, that could prevent or delay a change in control or change in management that would provide stockholders with a premium to the market price of their common stock. In addition, our board of directors has the authority to issue up to 250,000 shares of preferred stock in one or more series in connection with our purchase of the assets or stock of another corporation or the merger of us with or into another corporation, and to fix the preferences, rights and limitations of that series without seeking stockholder approval. Cumulative voting and the ability to issue preferred stock could have the effect of discouraging unsolicited acquisition proposals or make it more difficult for a third party to gain control of us, or otherwise could adversely affect the market price of our common stock.

Our stock price may be volatile and could experience substantial declines.

    The market price of our common stock has historically experienced and may continue to experience volatility. The market price is likely to be affected by:

    - fluctuations in the volume of trading;

    - changes in general conditions in the economy or the financial market;

    - variations in our quarterly operating results;

    - changes in financial estimates by securities analysts;

    - other developments affecting us, our industry, customers or competitors;

    - the operating and stock price performance of companies that investors deem comparable to us; and

    - the number of shares available for resale in the public market under applicable securities laws.

    The entire stock market has experienced significant volatility in recent months. This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance. Therefore, we cannot predict the market price for our common stock after this offering.

Our largest stockholder may prevent new investors from influencing significant corporate transactions.

    Upon completion of this offering, Citicorp Venture Capital will beneficially own approximately 30% of our outstanding capital stock. As a result, Citicorp Venture Capital will continue to be able to exercise control over all significant corporate transactions requiring stockholder approval. This could have the effect of delaying or preventing a change of control of us, which in turn could reduce the market price of our stock.

We do not anticipate paying dividends in the foreseeable future.

    We have not paid any dividends on our common stock and do not intend to pay dividends in the foreseeable future. In addition, our revolving credit facility currently restricts the payments of dividends. In the event that we and/or certain of our subsidiaries enter into future financings, the terms of such financings may include dividend restrictions.

      SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

    This prospectus contains statements about future events and expectations that constitute forward-looking statements within the meaning of Section 27A under the Securities Act, as amended. Forward-looking statements are based on management's belief, assumptions and expectations of our future economic performance, taking into account the information currently available to management. These statements are not statements of historical fact. Forward-looking statements involve risk and uncertainties that may cause our actual results, performance or financial condition to differ materially from the expectations of future results, performance or financial conditions we express or imply in any forward-looking statements. Factors that could contribute to these differences include those discussed above in "Risk Factors" and in other sections of this prospectus. The words "believe," "may," "will," "should," "anticipate," "estimate," "expect," "intend," "objective," "seek," or similar words, or the negatives of these words, identify forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors.

    Information regarding market and industry statistics contained in the Prospectus Summary and Business sections is included based on information available to us that we believe is accurate. It is generally based on industry, academic and other publications that are not produced for purposes of securities offerings or economic analysis. We have not reviewed or included data from all sources and cannot assure you of the accuracy of the data we have included.

                                USE OF PROCEEDS

    The net proceeds to us from this offering will be approximately
$111.5 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Our estimated net proceeds will be approximately $128.3 million if the underwriters exercise in full their option to purchase an additional 450,000 shares to cover over-allotments.

    We intend to use all of the net proceeds, including the net proceeds from the sale of shares of common stock subject to the over-allotment option, if any, for repayment of indebtedness under our revolving credit facility. Our revolving credit facility matures on June 13, 2004 and bears interest, at our option, at the fluctuating prime rate or LIBOR plus applicable basis points. On
February 9, 2001, an aggregate amount of approximately $255.5 million was outstanding under our revolving credit facility, which was accruing interest at LIBOR plus applicable basis points, or 7.64% per annum. Amounts repaid on our revolving credit facility may be reborrowed, subject to the satisfaction of customary borrowing conditions, for general corporate purposes, including working capital, capital expenditures and acquisitions.

    We will not receive any proceeds from the sale of shares by the selling stockholder.

                                DIVIDEND POLICY

    We intend to retain our earnings to finance the expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Any future determination regarding cash dividend payments will be made by our board of directors and will depend upon earnings, financial condition, capital requirements, restrictions in financing agreements, and other factors deemed relevant by the board of directors. Dividend payments are restricted by our revolving credit facility.

                          PRICE RANGE OF COMMON STOCK

    Our common stock is traded on the New York Stock Exchange under the symbol TGI. The following table sets forth for the quarters indicated the high and low composite per share closing sales prices as reported by the New York Stock Exchange.

                                                                High       Low
                                                              --------   --------
    Fiscal 1999
        First Quarter.......................................  $50.500    $40.000
        Second Quarter......................................   47.375     27.375
        Third Quarter.......................................   34.813     24.000
        Fourth Quarter......................................   35.000     23.500

    Fiscal 2000
        First Quarter.......................................  $31.063    $22.500
        Second Quarter......................................   28.750     23.375
        Third Quarter.......................................   26.250     23.688
        Fourth Quarter......................................   32.563     22.750

    Fiscal 2001
        First Quarter.......................................  $29.500    $26.563
        Second Quarter......................................   35.875     28.125
        Third Quarter.......................................   41.375     33.625
        Fourth Quarter (through February 14, 2001)..........   41.625     36.875

                                 CAPITALIZATION

    This table presents our capitalization as of December 31, 2000:

    - on an actual basis; and

    - on an as adjusted basis to reflect the sale of 3,000,003 shares of common stock in this offering at an assumed offering price of $39.30 per share.

    In this table, stockholders' equity excludes:

    - 510,797 shares of common stock issuable upon the exercise of outstanding stock options under our stock option plans as of December 31, 2000 at a weighted average exercise price of $27.69 per share;

    - shares of common stock reserved and available for future issuance under stock option plans as of December 31, 2000; and

    - up to 450,000 shares that may be issued upon the underwriters' exercise of their over-allotment option.

    This table should be read with our financial statements and the related notes incorporated by reference in this prospectus and Management's Discussion and Analysis of Financial Conditions and Results of Operations included elsewhere in this prospectus.

                                                              As of December 31, 2000
                                                              ------------------------
                                                                Actual     As Adjusted
                                                              ----------   -----------
                                                                   (in thousands)
Long-term debt (including current portion):
  Revolving credit facility.................................   $224,938     $113,433
  Subordinated promissory notes.............................     18,469       18,469
  Industrial revenue bonds..................................      5,052        5,052
  Capitalized leases and other..............................      7,967        7,967
                                                               --------     --------
      Total debt............................................    256,426      144,921
                                                               --------     --------

Stockholders' equity:
  Common stock, $.001 par value, 50,000,000 shares
    authorized, 9,201,786 shares issued on an actual basis
    and 12,201,789 shares issued on an as adjusted basis....          9           12
  Class D common stock convertible, $.001 par value,
    6,000,000 shares authorized, 3,348,535 shares issued and
    outstanding.............................................          3            3
  Capital in excess of par value............................    135,418      246,920
  Treasury stock, at cost, 219,690 shares...................     (5,349)      (5,349)
  Accumulated other comprehensive loss......................       (780)        (780)
  Retained earnings.........................................    142,610      142,610
                                                               --------     --------
      Total stockholders' equity............................    271,911      383,416
                                                               --------     --------
        Total capitalization................................   $528,337     $528,337
                                                               ========     ========

                            SELECTED FINANCIAL DATA

    You should read the selected financial data with Management's Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere in this prospectus and our consolidated financial statements and related notes incorporated by reference in this prospectus. The selected financial data for the fiscal years 1996 through 2000 are derived from our audited consolidated financial statements. Historical results are not necessarily indicative of results that may be achieved in any future period. The selected financial data for the nine months ended December 31, 1999 and 2000 and as of December 31, 2000 are derived from our unaudited consolidated financial statements. In the opinion of management, these unaudited consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for interim periods are not necessarily indicative of results for a full fiscal year.

                                                                                                                 Nine Months
                                                                                                                    Ended
                                                               Fiscal Year Ended March 31,                      December 31,
                                                ---------------------------------------------------------   ---------------------
                                                  1996        1997        1998        1999        2000        1999        2000
                                                ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                                                                                 (unaudited)
                                                                                 (in thousands)
Income Statement Data:
Aviation segment
  Net sales...................................  $100,166    $167,731    $242,317    $328,577    $368,614    $269,540    $357,659
  Cost of products sold.......................    70,643     110,932     164,978     220,002     244,290     179,966     237,632
                                                --------    --------    --------    --------    --------    --------    --------
  Gross profit................................    29,523      56,799      77,339     108,575     124,324      89,574     120,027
  Selling, general and administrative.........    12,915      24,228      29,611      36,652      43,185      31,503      41,514
  Depreciation and amortization...............     2,513       5,066       7,991      13,301      18,630      13,547      18,490
                                                --------    --------    --------    --------    --------    --------    --------
  Operating income, before corporate expense,
    special charge and gain on sale of
    businesses................................    14,095      27,505      39,737      58,622      62,509      44,524      60,023

Metals segment
  Net sales...................................    86,608      82,747      87,141      71,531      73,085      56,006      46,063
  Cost of products sold.......................    69,097      65,118      68,333      55,018      56,692      43,806      35,794
                                                --------    --------    --------    --------    --------    --------    --------
  Gross profit................................    17,511      17,629      18,808      16,513      16,393      12,200      10,269
  Selling, general and administrative.........    11,874      12,177      12,225      11,037      11,168       8,204       7,553
  Depreciation and amortization...............       999         979       1,100       1,036       1,054         893         880
                                                --------    --------    --------    --------    --------    --------    --------
  Operating income, before corporate expense,
    special charge and gain on sale of
    businesses................................     4,638       4,473       5,483       4,440       4,171       3,103       1,836
                                                --------    --------    --------    --------    --------    --------    --------

Combined operating income, before corporate
  expense, special charge and gain on sale of
  businesses..................................    18,733      31,978      45,220      63,062      66,680      47,627      61,859
Corporate expense.............................     2,522       4,371       3,944       4,490       4,273       2,837       3,719
Special charge................................        --          --          --          --         734         734          --
Gain on sale of businesses....................        --          --      (2,250)         --          --          --          --
                                                --------    --------    --------    --------    --------    --------    --------
Operating income..............................    16,211      27,607      43,526      58,572      61,673      44,056      58,140
Interest expense and other....................     7,318       6,591       3,963       5,144       9,521       6,826      15,666
                                                --------    --------    --------    --------    --------    --------    --------
Income from continuing operations, before
  income taxes and extraordinary items........     8,893      21,016      39,563      53,428      52,152      37,230      42,474
Income tax expense............................     3,699       8,461      15,561      20,281      17,550      12,029      15,028
                                                --------    --------    --------    --------    --------    --------    --------
Income from continuing operations, before
  extraordinary items.........................     5,194      12,555      24,002      33,147      34,602      25,201      27,446
Extraordinary (loss) gain, net of income
  taxes.......................................        --      (1,478)        610          --          --          --          --
Income from discontinued operations...........     4,496          --          --          --          --          --          --
                                                --------    --------    --------    --------    --------    --------    --------
Net income....................................  $  9,690    $ 11,077    $ 24,612    $ 33,147    $ 34,602    $ 25,201    $ 27,446
                                                ========    ========    ========    ========    ========    ========    ========
Preferred stock dividends and accretion.......      (740)       (460)         --          --          --          --          --
Redemption of preferred stock.................        --      (1,746)         --          --          --          --          --
                                                --------    --------    --------    --------    --------    --------    --------
Income available to common stockholders.......  $  8,950    $  8,871    $ 24,612    $ 33,147    $ 34,602    $ 25,201    $ 27,446
                                                ========    ========    ========    ========    ========    ========    ========

                                                                                                                 Nine Months
                                                                                                                    Ended
                                                               Fiscal Year Ended March 31,                      December 31,
                                                ---------------------------------------------------------   ---------------------
                                                  1996        1997        1998        1999        2000        1999        2000
                                                ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                                                                                 (unaudited)
                                                                      (in thousands, except per share data)
Per Share Data:
Income from continuing operations, before
  extraordinary items:
    Basic.....................................  $   0.76    $   1.39    $   2.29    $   2.79    $   2.96    $   2.15    $   2.32
    Diluted...................................      0.68        1.27        2.14        2.62        2.79        2.03        2.21
Shares used in computing earnings per share:
    Basic.....................................     5,850       7,447      10,485      11,896      11,689      11,697      11,806
    Diluted...................................     6,514       8,146      11,231      12,646      12,397      12,403      12,427

                                                                                                                    As of
                                                                     As of March 31                             December 31,
                                                ---------------------------------------------------------   ---------------------
                                                  1996        1997        1998        1999        2000        1999        2000
                                                ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                                                                                 (unaudited)
                                                                                 (in thousands)
Balance Sheet Data:
Cash..........................................  $    539    $    993    $  4,642    $  4,953    $  6,279    $  5,986    $  6,339
Working capital...............................    60,379      56,288      92,171      93,457     124,287     116,996     152,919
Total assets..................................   161,406     171,315     301,445     428,857     506,931     494,509     692,300
Long-term debt, including current portion.....    98,769      24,392      34,498      93,008     138,808     132,776     256,426
Redeemable preferred stock....................     2,652          --          --          --          --          --          --
Total stockholders' equity....................    15,065      91,413     182,879     214,777     244,370     235,150     271,911

    The results for the fiscal year ended March 31, 1996 include the acquisitions of Triumph Controls, Inc. and Air Lab, Inc. from the date of each acquisition. The results for the fiscal year ended March 31, 1997 include the acquisition of Advanced Materials Technologies, Inc. from the date of acquisition. The results for the fiscal year ended March 31, 1998 include the acquisitions of JDC Company, Hydro-Mill Co., Stolper-Fabralloy Company and Frisby Aerospace, Inc. from the date of each acquisition, and the sales of Air Lab, Inc. and Deluxe Specialties Mfg., Co. The results for the fiscal year ended March 31, 1999 include the acquisitions of Nu-Tech Industries, Inc., DG Industries, Inc., DV Industries, Inc., Triumph Air Repair (Europe) Ltd., HTD Aerospace, Inc. and Triumph Precision, Inc. from the date of each acquisition. The results for the fiscal year ended March 31, 2000 and for the nine months ended December 31, 1999 include the acquisitions of Ralee Engineering Company, Construction Brevitees d'Alfortville, Lee Aerospace, Inc. and Triumph Components-San Diego, Inc. from the date of each acquisition. The results for the nine months ended December 31, 2000 include the acquisitions of ACR Industries, Inc., Chem-Fab Corporation and Airborne Nacelle Services, Inc. from the date of each acquisition.

    Operating income, before corporate expense, special charge and gain on sale of businesses is presented by segment to assist the reader in evaluating each of the segment's results of operations before financing, corporate expenses, special charge and gain on sale of businesses. Corporate expenses primarily consist of compensation, rent and general costs related to the operation of our corporate office and other general expenses including professional fees. Working capital represents current assets less current liabilities.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    YOU SHOULD READ THIS SECTION IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

Overview

    The aviation segment designs, engineers, manufactures, repairs, overhauls and distributes aircraft components for commercial airlines and air cargo carriers, as well as OEMs, on a worldwide basis. The metals segment manufactures, machines, processes and distributes metal products to customers in the computer, construction, container, and office furniture industries, primarily within North America.

    Net sales consist of sales of aircraft components and metal products, as well as revenues derived from repairing and overhauling aircraft components. Net sales are recorded when services are performed or when products are shipped.

    Operating costs consist primarily of costs of products sold, selling, general and administrative expenses and depreciation and amortization. Selling, general and administrative expenses consist primarily of compensation and related benefits to certain administrative employees, marketing, communications and professional fees.

    We focus our acquisition activities on companies engaged in the aviation products and services industry. The aviation segment has historically provided, and we believe that it will continue to provide, higher operating margins than the metals segment.

Nine months ended December 31, 2000 compared to nine months ended December 31, 1999

  AVIATION SEGMENT

    NET SALES. Net sales for the aviation segment increased by $88.1 million, or 32.7%, to $357.7 million for the nine months ended December 31, 2000 from $269.5 million for the nine months ended December 31, 1999. This increase was due to the inclusion of an aggregate of $75.2 million and $6.9 million in net sales in the first nine months of fiscal 2001 and 2000, respectively, generated by the acquisitions of Construction Brevitees d'Alfortville, Lee Aerospace, Inc. and Triumph Components-San Diego, Inc. (collectively, the "2000 Acquisitions") and the acquisitions of Chem-Fab Corporation, ACR Industries, Inc. and Airborne Nacelle Services, Inc. (collectively, the "2001 Acquisitions"). Net sales for the other operating divisions and subsidiaries in the aviation segment increased by $19.8 million, or 7.5%, over the prior year period due to the overall growth in the businesses as well as new product lines.

    COSTS OF PRODUCTS SOLD. Costs of products sold for the aviation segment increased by $57.7 million, or 32.0%, to $237.6 million for the first nine months of fiscal 2001 from $180.0 million for the first nine months of fiscal 2000. This increase was due to the inclusion of $50.5 million and $4.4 million in the first nine months of fiscal 2001 and 2000, respectively, of costs of products sold associated with net sales generated by the 2000 Acquisitions and the 2001 Acquisitions. Costs of products sold for the other operating divisions and subsidiaries in the aviation segment increased by $11.6 million, or 6.6%, over the prior year period due to the overall growth in the businesses as well as new product lines.

    GROSS PROFIT. Gross profit for the aviation segment increased by $30.5 million, or 34.0%, to $120.0 million for the first nine months of fiscal 2001 from $89.6 million for the first nine months of fiscal 2000. This increase was due to the inclusion of $24.7 million and $2.5 million in the first nine months of fiscal 2001 and 2000, respectively, of gross profit on the net sales generated by the 2000 Acquisitions and the 2001 Acquisitions. Gross profit for the other operating divisions and subsidiaries increased by $8.3 million, or 9.5%, over the prior year period. As a percentage of net sales, gross profit for the aviation segment was 33.6% and 33.2% for the first nine months of fiscal 2001 and 2000, respectively.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for the aviation segment increased by $10.0 million, or 31.8%, to $41.5 million for the first nine months of fiscal 2001 from $31.5 million for the first nine months of fiscal 2000, primarily due to the 2000 Acquisitions and the 2001 Acquisitions.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization for the aviation segment increased by $4.9 million, or 36.5%, to $18.5 million for the first nine months of fiscal 2001 from $13.5 million for the first nine months of fiscal 2000, primarily due to the assets acquired in connection with the 2000 Acquisitions and the 2001 Acquisitions.

    OPERATING INCOME. Operating income for the aviation segment increased by $15.5 million, or 34.8%, to $60.0 million for the first nine months of fiscal 2001 from $44.5 million for the first nine months of fiscal 2000. This increase was primarily due to the addition of net sales and profits generated by the 2000 Acquisitions and the 2001 Acquisitions. The other operating divisions and subsidiaries in the aviation segment as a group experienced a 10.4% increase in operating income from the prior year due to the overall growth in the businesses as well as new product lines. As a percentage of net sales, operating income for the aviation segment was 16.8% for the first nine months of fiscal 2001 and 16.5% for the first nine months of fiscal 2000.

  METALS SEGMENT

    NET SALES. Net sales for the metals segment decreased by $9.9 million, or 17.8%, to $46.1 million for the first nine months of fiscal 2001 from $56.0 million for the first nine months of fiscal 2000. This decrease was mainly due to decreased activity at our structural steel erection operation and import pricing pressures and lower volume at our electro-galvanized steel operation.

    COSTS OF PRODUCTS SOLD. Costs of products sold for the metals segment decreased by $8.0 million, or 18.3%, to $35.8 million for the first nine months of 2001 from $43.8 million for the first nine months of fiscal 2000. This decrease was mainly due to the decrease in activity at our structural steel erection operation and the lower volume at our electro-galvanized steel operation.

    GROSS PROFIT. Gross profit for the metals segment decreased by $1.9 million, or 15.8%, to $10.3 million for the first nine months of fiscal 2001 from $12.2 million for the prior year period, due to the reasons discussed above. As a percentage of net sales, gross profit for the metals segment was 22.3% and 21.8% for the first nine months of fiscal 2001 and fiscal 2000, respectively.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for the metals segment decreased by $0.7 million, or 7.9%, to $7.6 million from $8.2 million in the first nine months of fiscal 2000.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization for the metals segment remained unchanged from the prior year period at $0.9 million for the nine months ended December 31, 2000.

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
    OPERATING INCOME. Operating income for the metals segment decreased by $1.3 million, or 40.8%, to $1.8 million for the first nine months of fiscal 2001 from $3.1 million for the first nine months of fiscal 2000, due to the reasons discussed above. As a percentage of net sales, operating income for the metals segment was 4.0% and 5.5% for the first nine months of fiscal 2001 and 2000, respectively.

  OVERALL RESULTS

    CORPORATE EXPENSES. Corporate expenses increased by $0.9 million, or 31.1%, to $3.7 million for the first nine months of fiscal 2001 from $2.8 million for the first nine months of fiscal 2000.

    SPECIAL CHARGE. During the quarter ended December 31, 1999, we announced a realignment of reporting responsibilities. As a result of the realignment, we recorded a pre-tax charge of $0.7 million, primarily related to severance for three employees, substantially all of which has been paid at December 31, 2000.

    INTEREST EXPENSE AND OTHER. Interest expense and other increased by $8.8 million, or 129.5%, to $15.7 million for the first nine months of fiscal 2001 from $6.8 million for the first nine months of fiscal 2000. This increase was primarily due to increased debt levels associated with the 2000 Acquisitions and the 2001 Acquisitions, the cash portions of which were financed by borrowings under our revolving credit facility, as well as a slightly higher rate on our revolving credit facility.

    INCOME TAX EXPENSE. The effective tax rate was 35.4% for the first nine months of fiscal 2001 and 32.3% for the first nine months of fiscal 2000.

    NET INCOME. Net income increased by $2.2 million, or 8.9%, to $27.4 million for the first nine months of fiscal 2001 from $25.2 million for the first nine months of fiscal 2000. The increase in fiscal 2001 net income was primarily attributable to the 2000 Acquisitions and the 2001 Acquisitions, the overall growth in the other divisions and subsidiaries and new product lines, partially offset by the increased interest expense due to the increased debt levels associated with the 2000 Acquisitions and the 2001 Acquisitions.

Fiscal year ended March 31, 2000 compared to fiscal year ended March 31, 1999

  AVIATION SEGMENT

    NET SALES. Net sales for the aviation segment increased by $40.0 million, or 12.2%, to $368.6 million for fiscal 2000 from $328.6 million for fiscal 1999. This increase was primarily due to the inclusion of an aggregate of $81.8 million and $27.2 million in net sales for Nu-Tech Industries, Inc., DG Industries, Inc., DV Industries, Inc., Triumph Air Repair (Europe) Ltd., HTD Aerospace, Inc. and Triumph Precision, Inc. (collectively, the "1999 Acquisitions") and the 2000 Acquisitions in fiscal 2000 and fiscal 1999, respectively.

    Net sales for the other operating divisions and subsidiaries in the aviation segment experienced a 4.8% decrease, totaling $14.6 million, from the prior year. The decline in sales was due to slowdowns in the production rates of certain Boeing commercial airplane programs, specifically the 737 Classic, 747 and 777, as well as the effects from Boeing working off excess inventory for these programs, slightly offset by an increase in the production rate of the 737 New Generation and increases in sales related to the C-17 and E-2C military aircraft programs.

    COSTS OF PRODUCTS SOLD. Costs of products sold for the aviation segment increased by $24.3 million, or 11.0%, to $244.3 million for fiscal 2000 from $220.0 million for fiscal 1999.

This increase was primarily due to the inclusion of $49.8 million and $15.8 million in fiscal 2000 and fiscal 1999, respectively, of costs of products sold associated with net sales generated by the 1999 Acquisitions and the 2000 Acquisitions and a $1.0 million charge for inventory due to discontinuance of certain lines. Costs of products sold for the other operating divisions and subsidiaries in the aviation segment decreased $10.7 million, or 5.3%, mainly due to the decline in shipments for Boeing commercial airplane programs discussed above.

    GROSS PROFIT. Gross profit for the aviation segment increased by $15.7 million, or 14.5%, to $124.3 million for fiscal 2000 from $108.6 million for fiscal 1999. This increase was primarily due to the inclusion of $32.0 million and $11.4 million in fiscal 2000 and 1999, respectively, of gross profit on the net sales generated by the 1999 Acquisitions and the 2000 Acquisitions. The remaining net decrease of $4.8 million was due to the reasons discussed above. As a percentage of net sales, gross profit for the aviation segment was 33.7% and 33.0% for fiscal 2000 and fiscal 1999, respectively.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for the aviation segment increased by $6.5 million, or 17.8%, to $43.2 million for fiscal 2000 from $36.7 million for fiscal 1999, primarily due to the 1999 Acquisitions and the 2000 Acquisitions.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization for the aviation segment increased by $5.3 million, or 40.1%, to $18.6 million for fiscal 2000 from $13.3 million for fiscal 1999, primarily due to the assets acquired in connection with the 1999 Acquisitions and the 2000 Acquisitions.

    OPERATING INCOME. Operating income for the aviation segment excluding its portion of the special charge recorded in the third quarter, increased by $3.9 million, or 6.6%, to $62.5 million for fiscal 2000 from $58.6 million for fiscal 1999. This increase was due to the addition of net sales and profits generated by the 1999 Acquisitions and the 2000 Acquisitions, offset by a decrease in operating profit generated by the other divisions and subsidiaries in the aviation segment mainly due to the decline in production rates in the Boeing commercial airplane program discussed above and the effects of Boeing working off excess inventory. As a percentage of net sales, operating income for the aviation segment was 17.0% and 17.8% for fiscal 2000 and fiscal 1999, respectively.

  METALS SEGMENT

    NET SALES. Net sales for the metals segment increased by $1.6 million, or 2.2%, to $73.1 million for fiscal 2000 from $71.5 million for fiscal 1999. This increase was mainly due to an increase in activity at our structural steel erection operation.

    COSTS OF PRODUCTS SOLD. Costs of products sold for the metals segment increased by $1.7 million, or 3.0%, to $56.7 million for fiscal 2000 from $55.0 million for fiscal 1999. This increase was mainly due to the increase in activity at our structural steel erection operation and the effect of a one-time reduction in the prior year due to lower raw material prices.

    GROSS PROFIT. Gross profit for the metals segment decreased by $0.1 million, or 0.7%, to $16.4 million for fiscal 2000 from $16.5 million for fiscal 1999, due to the reasons discussed above. As a percentage of net sales, gross profit for the metals segment was 22.4% and 23.1% for fiscal 2000 and fiscal 1999, respectively.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for the metals segment increased by $0.1 million, or 1.2%, to $11.2 million for fiscal 2000 from $11.0 million for fiscal 1999.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization for the metals segment increased by $0.1 million, or 1.7%, to $1.1 million for fiscal 2000 from $1.0 million for fiscal 1999.

    OPERATING INCOME. Operating income for the metals segment, excluding its portion of the special charge recorded in the third quarter, decreased by $0.3 million, or 6.1%, to $4.2 million, for fiscal 2000 from $4.4 million for fiscal 1999, due to the reasons discussed above. As a percentage of net sales, operating income for the metals segment was 5.7% and 6.2% for fiscal 2000 and fiscal 1999, respectively.

  OVERALL RESULTS

    CORPORATE EXPENSES. Corporate expenses decreased by $0.2 million, or 4.8%, to $4.3 million for fiscal 2000 from $4.5 million for fiscal 1999.

    SPECIAL CHARGE. During fiscal 2000, we announced a realignment of reporting responsibilities. As a result of the realignment, we recorded a pre-tax charge of $0.7 million, primarily related to severance for three employees.

    INTEREST EXPENSE AND OTHER. Interest expense and other increased by $4.4 million, or 85.1%, to $9.5 million for fiscal 2000 from $5.1 million for fiscal 1999. This increase was primarily due to increased debt levels associated with the 1999 Acquisitions and the 2000 Acquisitions, the cash portions of which were financed by borrowings under our revolving credit facility, as well as a slightly higher rate on and amortization of fees relating to our revolving credit facility.

    INCOME TAX EXPENSE. The effective tax rate was 33.7% for fiscal 2000 and 38.0% for fiscal 1999.

    NET INCOME. Net income increased by $1.5 million, or 4.4%, to $34.6 million for fiscal 2000 from $33.1 million for fiscal 1999. The increase in fiscal 2000 net income was primarily attributable to the 1999 Acquisitions and the 2000 Acquisitions and the change in the effective tax rate, partially offset by the special charge and the reduced earnings of the remaining aviation segment operating units due to the decline in shipments for Boeing commercial airplane programs discussed above.

Fiscal year ended March 31, 1999 compared to fiscal year ended March 31, 1998

  AVIATION SEGMENT

    NET SALES. Net sales for the aviation segment, increased by $86.3 million, or 35.6%, to $328.6 million for fiscal 1999 from $242.3 million for fiscal 1998. This increase was primarily due to the inclusion of an aggregate of $128.8 million and $44.4 million in net sales for JDC Company, Hydro-Mill Co., Stolper-Fabralloy Company and Frisby Aerospace, Inc. (collectively, the "1998 Acquisitions,") and the 1999 Acquisitions in fiscal 1999 and fiscal 1998, respectively. The increase is partially offset by a reduction in sales due to the sale of our Air Lab division ("Air Lab") in the second quarter of fiscal 1998. Air Lab had sales of $2.1 million for the year ended March 31, 1998.

    Increased demand for overhaul and repair services from the commercial airlines and cargo carriers, as well as increased orders of aircraft components from OEMs, accounted for the increase in net sales in the aviation segment.

    COSTS OF PRODUCTS SOLD. Costs of products sold for the aviation segment increased by $55.0 million, or 33.4%, to $220.0 million for fiscal 1999 from $165.0 million for fiscal 1998.

This increase was primarily due to the inclusion of $85.6 million and $31.2 million in fiscal 1999 and fiscal 1998, respectively, of costs of products sold associated with net sales generated by the 1998 Acquisitions and the 1999 Acquisitions. The remaining increase is associated with the increase in net sales of the remaining operating divisions and subsidiaries in the aviation segment, offset by a reduction of $1.5 million due to the sale of Air Lab.

    GROSS PROFIT. Gross profit for the aviation segment increased by $31.2 million, or 40.4%, to $108.6 million for fiscal 1999 from $77.3 million for fiscal 1998. This increase was primarily due to the inclusion of $43.3 million and $13.2 million in fiscal 1999 and 1998, respectively, of gross profit on the net sales generated by the 1998 Acquisitions and the 1999 Acquisitions. The remaining increase was generated on the increased sales volume of the other operating divisions and subsidiaries in the aviation segment. As a percentage of net sales, gross profit for the aviation segment was 33.0% and 31.9% for fiscal 1999 and fiscal 1998, respectively.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for the aviation segment increased by $7.0 million, or 23.8%, to $36.7 million for fiscal 1999 from $29.6 million for fiscal 1998, primarily due to the 1998 Acquisitions and the 1999 Acquisitions.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization for the aviation segment increased by $5.3 million, or 66.4%, to $13.3 million for fiscal 1999 from $8.0 million for fiscal 1998, primarily due to the assets acquired in connection with the 1998 Acquisitions and the 1999 Acquisitions.

    OPERATING INCOME. Operating income for the aviation segment increased by $18.9 million, or 47.5%, to $58.6 million for fiscal 1999 from $39.7 million, excluding the $1.3 million gain on the sale of Air Lab, for fiscal 1998. This increase was assisted by the growth in aircraft production and the increased outsourcing of repair and overhaul services by commercial aircraft operators. This increase was also due to the addition of net sales and profits generated by the 1998 Acquisitions and the 1999 Acquisitions, as well as the incremental operating income resulting from increased sales volume. As a percentage of net sales, operating income for the aviation segment was 17.8% and 16.4% for fiscal 1999 and fiscal 1998, respectively.

  METALS SEGMENT

    NET SALES. Net sales for the metals segment decreased by $15.6 million, or 17.9%, to $71.5 million for fiscal year 1999 from $87.1 million for fiscal 1998. This decrease was primarily due to the sale of the assets of our Deluxe Specialties Manufacturing division ("Deluxe") at the end of fiscal 1998. Deluxe had sales of $10.8 million for fiscal 1998.

    COSTS OF PRODUCTS SOLD. Costs of products sold for the metals segment decreased by $13.3 million, or 19.5%, to $55.0 million for fiscal 1999 from $68.3 million for fiscal 1998. This decrease was primarily due to lower raw material prices and the sale of Deluxe. Deluxe had $8.2 million of cost of products sold in fiscal 1998.

    GROSS PROFIT. Gross profit for the metals segment decreased by $2.3 million, or 12.2%, to $16.5 million for fiscal 1999 from $18.8 million for fiscal 1998, due to the reasons discussed above. As a percentage of net sales, gross profit for the metals segment was 23.1% and 21.6% for fiscal 1999 and fiscal 1998, respectively.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for the metals segment decreased by $1.2 million, or 9.7%, to $11.0 million for fiscal 1999 from $12.2 million for fiscal 1998, mainly due to the sale of Deluxe.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization for the metals segment decreased by $0.1 million, or 5.8%, to $1.0 million for fiscal 1999 from $1.1 million for fiscal 1998.

    OPERATING INCOME. Operating income for the metals segment decreased by $1.0 million, or 19.0%, to $4.4 million, for fiscal 1999 from $5.5 million for fiscal 1998, excluding the $1.0 million gain on the sale of Deluxe, due to the reasons discussed above. As a percentage of net sales, operating income for the metals segment was 6.2% and 6.3% for fiscal 1999 and fiscal 1998, respectively.

  OVERALL RESULTS

    CORPORATE EXPENSES. Corporate expenses increased by $0.5 million, or 13.8%, to $4.5 million for fiscal 1999 from $3.9 million for fiscal 1998.

    INTEREST EXPENSE AND OTHER. Interest expense and other increased by $1.2 million, or 29.8%, to $5.1 million for fiscal 1999 from $4.0 million for fiscal 1998. This increase was primarily due to increased debt levels associated with the 1998 Acquisitions and the 1999 Acquisitions, the cash portions of which were financed by borrowings under our revolving credit facility, partially offset by the application of the proceeds from the public offering of our common stock and the proceeds from the sales of Air Lab and Deluxe.

    INCOME TAX EXPENSE. The effective tax rate was 38.0% for fiscal 1999 and 39.3% for fiscal 1998.

    NET INCOME. Net income increased by $8.5 million, or 34.7%, to $33.1 million for fiscal 1999 from $24.6 million for fiscal 1998. Excluding an extraordinary gain of $0.6 million (net of tax of $0.4 million) recognized in the second quarter of 1998 that relates to a discount realized on the prepayment of a subordinated note payable to IKON Office Solutions, Inc. (formerly Alco Standard Corporation) and the gains on the sales of Air Lab assets (after-tax gain of $0.8 million) and the Deluxe assets (after-tax gain of $0.6 million), both in the prior year, net income increased by $10.5 million or 46.4%. The increase in fiscal 1999 net income was primarily attributable to the 1998 Acquisitions and the 1999 Acquisitions and the increase in income for the aviation segment as a whole.

Liquidity and Capital Resources

    Our working capital needs are generally funded through cash flows from operations and borrowings under our credit arrangements. We generated approximately $16.3 million of cash flows from operating activities for the nine months ended December 31, 2000. We used approximately $130.6 million in investing activities and raised $114.3 million in financing activities for the nine months ended December 31, 2000.

    On October 16, 2000, we amended our revolving credit facility with our lenders to increase the commitments to $350.0 million from $250.0 million and to amend certain terms and covenants. On December 31, 2000, approximately
$224.9 million was outstanding under our revolving credit facility, $220.0 million of which was accruing interest at LIBOR plus applicable basis points totaling 8.2% per annum, and $4.9 million of which was accruing interest at the prime rate of 9.5% per annum. As of December 31, 2000, approximately $123.6 million was available to be borrowed under our revolving credit facility. Amounts repaid under our revolving credit facility may be reborrowed, subject to the satisfaction of customary borrowing conditions.

    Our primary exposure to market risk consists of changes in interest rates on borrowings. An increase in interest rates would adversely affect our operating results and the cash flow available after debt service to fund operation and expansion. We have entered into a two-year interest rate swap to exchange floating rate for fixed rate interest payments to hedge against interest rate changes on $100.0 million of our outstanding balance under our revolving credit facility. We provide protection to meet actual exposure and do not speculate in derivatives. The net effect on our earnings of the spread between the floating rate (30-day LIBOR) and the fixed rate (6.56%) for the quarter ended
December 31, 2000 was not material.

    In July 1997, we entered into a $10.0 million discretionary line of credit. The line of credit bears interest at the current rate offered by the lender. Borrowings under the line of credit are payable on the last day of the applicable interest period or on demand. The line of credit has no established expiration date. No amount was outstanding on the line of credit as of December 31, 2000.

    On May 5, 1997, we entered into a loan agreement with the City of Shelbyville, Indiana related to the City of Shelbyville, Indiana Adjustable Rate Economic Development Revenue Bonds, Series 1997. The proceeds of these bonds of $5.0 million are being used to fund the expansion of our K-T Corporation facility. These bonds are due to mature on May 1, 2012 and are secured by an irrevocable letter of credit issued by PNC Bank, N.A. These bonds bear interest at a variable weekly rate. At December 31, 2000, the interest rate of these bonds was 5.1% per annum.

    Effective April 1, 2000, we acquired all of the outstanding stock of ACR Industries, Inc., Chem-Fab Corporation and Airborne Nacelle Services, Inc. In May 2000, we acquired certain assets from the Anadite California Restoration Trust. The combined cash portion of the purchase prices paid at closing for these acquisitions of approximately $54.2 million was funded by borrowings under our revolving credit facility. In connection with these acquisitions, we assumed $32.6 million of seller financing, which accrued interest at 7% per annum, and $3.6 million of other debt. In July 2000, we retired $30.6 million of the assumed seller financing and approximately $3.2 million of the assumed other debt. These payments were funded by borrowings under our revolving credit facility.

    Effective September 30, 2000, we acquired certain product rights and assets from Honeywell International, Inc. We paid $32.0 million at closing and assumed $27.0 million of seller financing which was included in accounts payable at December 31, 2000.

    In fiscal 2000, we acquired all of the outstanding stock of Ralee Engineering Company, Construction Brevitees d'Alfortville, or CBA, and Lee Aerospace, Inc. and acquired substantially all of the assets of KT Aerofab, now operated by us as Triumph Components-San Diego, Inc. The combined cash portion of the purchase prices paid at closing, net of cash acquired, for these companies of approximately $26.9 million was funded by borrowings under our revolving credit facility. In connection with the Ralee acquisition, we assumed $8.7 million of capital leases for equipment with interest rates ranging from 7.1% to 10.2% per annum, maturing between September 2003 and August 2005. Also, in connection with the CBA and Lee acquisitions, we assumed $6.0 million of seller financing, $4.7 million for which accrues interest at 7% per annum and $1.4 million of which accrues interest at the one-year Euribor plus 1%, which totaled 5.0% per annum at March 31, 2000, $0.8 million of an industrial revenue bond which accrues interest, at 7.15% per annum through January 2005 and at the one-year Treasury plus 2.75% thereafter, and $0.3 million of other debt.

    In fiscal 1999, we acquired all of the outstanding stock of Nu-Tech, DG and DV and substantially all of the assets of Triumph Air Repair (Europe), HTD and Triumph Precision. The combined cash purchase price for these acquisitions was $69.0 million, which was funded by borrowings under our revolving credit facility.

    In December 1998, we announced that our board of directors authorized the repurchase of up to 500,000 shares of our common stock, subject to market conditions. Repurchases may be made from time to time in open market transactions, block purchases, privately negotiated transactions or otherwise at prevailing prices. No time limit has been set for completion of the program. During fiscal 1999, we purchased 52,700 shares of our common stock, for total cash consideration of $1.3 million. During fiscal 2000, we purchased 191,500 shares of our common stock for total cash consideration of $4.6 million. No purchases have been made to date during fiscal 2001. The purchases were funded by borrowings under our revolving credit facility.

    Capital expenditures were approximately $17.9 million and $14.7 million for the nine months ended December 31, 2000 and the year ended March 31, 2000, respectively, primarily for manufacturing machinery and equipment for the aviation segment. We funded these expenditures through borrowings under our revolving credit facility. We expect capital expenditures to be approximately $26.0 million for our fiscal year ending March 31, 2001. The expenditures are expected to be used primarily to expand capacity at several facilities.

    Our trade accounts receivable are exposed to credit risk; however, the risk is mitigated by the diversity of our customer base and the customer base's wide geographical area. Trade accounts receivable from Honeywell (formerly AlliedSignal) and Boeing Co. represented approximately 7% and 10%, respectively, of total accounts receivable at December 31, 2000. We had no other significant concentrations of credit risk. For the nine months ended December 31, 2000, Honeywell and Boeing represented approximately 8% and 13%, respectively, of net sales. For fiscal 2000, Honeywell and Boeing represented approximately 9% and 14%, respectively, of net sales. Boeing's percentage reflects Boeing's acquisitions of McDonnell Douglas and Rocketdyne. Assuming that the pending acquisition of Honeywell by General Electric Corporation occurred effective April 1, 2000, Honeywell and General Electric, on a combined basis, would have accounted for approximately 12% of net sales for the nine months ended
December 31, 2000. No other single customer accounts for more than 10% of our net sales; however, the loss of any significant customer, including Honeywell or Boeing, could have a material effect on us and our operating subsidiaries.

    We believe that cash generated by operations and borrowings under our revolving credit facility will be sufficient to meet anticipated cash requirements for our current operations. However, we have a stated policy to grow through acquisition and are continuously evaluating various acquisition opportunities. As a result, we currently are pursuing the potential purchase of a number of candidates. In the event that more than one of these transactions were successfully consummated, the availability under our revolving credit facility might be fully utilized and additional funding sources may be needed. There can be no assurance that such funding sources will be available to us on terms favorable to us, if at all.

                                    BUSINESS

General Overview

    We design, engineer, manufacture, repair, overhaul and distribute aircraft components, such as mechanical and electromechanical control systems, aircraft and engine accessories, structural components, auxiliary power units, commonly referred to as APUs, avionics and aircraft instruments. We serve a broad spectrum of the aerospace industry, including commercial airlines and air cargo carriers, as well as original equipment manufacturers, commonly referred to as OEMs, of various commercial and military aircraft platforms, and aircraft components.

Products and Services

    Our aviation segment offers a variety of products and services to the aerospace industry which are offered through four groups within the aviation segment as follows:

    Our STRUCTURAL COMPONENTS GROUP focuses primarily on aerospace OEMs and the top-tier manufacturers who supply them. This group performs complex manufacturing processes, machining capabilities and structural component forming, for a full range of structural components and complete assemblies and subassemblies such as:

    - Wing spars and stringers

    - Stretch-formed leading edges

    - Floor beams

    - Landing gear components and assemblies

    Our OPERATIONAL COMPONENTS GROUP services a diverse group of customers which includes airlines, air cargo carriers, aerospace and power generation OEMs and the top-tier manufacturers who supply them. The operational components group performs advanced manufacturing functions and fabrication processes, coating and processing functions to deliver precision detail parts and complete component assemblies primarily for turbine engines including:

    - Stators

    - Vanes

    - Combustors

    - Industrial gas turbine transition ducts

    Our CONTROL SYSTEMS GROUP, like the operational components group, services the full spectrum of aerospace customers, which include airlines, air cargo carriers, aerospace OEMs and the top-tier manufacturers who supply them. Our control systems group focuses on expanding our capabilities to design, engineer and build complete mechanical, electromechanical and hydraulic systems, while continuing to expand the broad scope of detail parts that we supply to the aerospace aftermarket. Many of our designs are proprietary to us and customers must return to us for repair and overhaul of these systems. These systems that we design, engineer, build and repair include:

    - Main engine gear box assemblies

    - Cockpit control levers

    - Control system valve bodies

    - Landing gear actuation systems

    Our AFTERMARKET SERVICES GROUP consists of a COMPONENT REPAIR AND OVERHAUL subgroup and an INSTRUMENT REPAIR AND OVERHAUL subgroup. This group services primarily airline customers. This group operates the world's largest independent APU repair and overhaul business and will pursue being the vendor of choice for instrument and component overhaul and repair to our customers as they continue to consolidate vendors. We will also continue to develop proprietary repairs for the components we repair and overhaul. Our aftermarket services group repairs and overhauls various instruments and components including:

    - Cockpit instrumentation

    - Remote sensors

    - APUs

    - Constant speed drives

    We expect to add an INDUSTRIAL GAS TURBINE GROUP in the next fiscal year. This group will repair and overhaul industrial gas turbine components, primarily for power generation equipment operators. The products that we plan to repair and overhaul include:

    - Combustors

    - Transitions

    - Blades and vanes

    - High temperature coatings

Industry Overview and Trends

    Our aviation segment operates in both the OEM and maintenance, repair and overhaul markets.

    According to the 2000 U.S. Industry & Trade Outlook, the $136 billion OEM market consisted of aircraft shipments (43%), aircraft engine and engine parts (19%), aircraft parts and equipment (18%), guided missiles and space vehicles (16%), and space propulsion units, parts and space vehicle equipment (4%). We manufacture products which address each segment of the OEM market.

    Today airlines outsource an increasing portion of all maintenance, repair and overhaul work. Boeing's 2000 Current Market Outlook states that this market totaled $38 billion in calendar year 1999. We believe that as airlines continue to focus on total life cycle costs, they will increase the level of this outsourcing. We believe that we are well-positioned in the competition with other third party service providers to benefit from this outsourcing.

    The aircraft component production and component repair industries are highly fragmented. The aerospace industry has been consolidating in recent years and it is expected that this consolidation will continue for the foreseeable future.

    We believe that a number of significant trends currently affecting our industry will increase the demand for the design, engineering, manufacture, repair and overhaul of aircraft components including:

    INCREASED AIR TRANSIT AND AIRCRAFT PRODUCTION. According to Boeing's 2000 Current Market Outlook, the worldwide fleet of commercial airplanes is expected to double to approximately 31,755 airplanes by 2019 and the fleet of small and intermediate regional jets is projected to increase from 906 in 1999 to 4,869 jets in 2019. According to a recent Wall Street Journal article, in terms of actual passenger enplanements, the total is expected to rise 57%, to more than one billion in 2011 from 665 million estimated for last year. United States cargo business over the same period is projected to more than double to 51 billion revenue-ton miles in 2011 from 25 billion estimated in 1999. We expect that the continued growth in air transit and aircraft production will increase the demand for aircraft component purchases and repairs.

    AGING OF THE EXISTING AIRCRAFT FLEET. The number of aircraft in service for more than ten years will continue to increase, and these older aircraft are a significant market for independent providers like us of manufacture, repair and overhaul services. As of December 31, 1999, the average age of the 11,376 aircraft in International Air Transport Association, commonly referred to as IATA, members' operational fleet was eleven years.

    INCREASED OUTSOURCING BY AIRCRAFT OPERATORS AND OEMS. Aircraft operators have come under increasing pressure to reduce both operating and capital costs associated with providing aviation services. Aircraft components manufactured and sold by third party suppliers and aircraft components that have been repaired and overhauled are generally less expensive than new aircraft components manufactured and sold by OEMs. In this regard, we supply many OEMs with aircraft components and subassemblies, in addition to performing repair and overhaul services. As consolidation in the aviation services industry continues, airlines, air cargo carriers, aerospace OEMs and the top-tier manufacturers who supply them are requiring vendors to offer a broader range of services, including, in some instances, inventory maintenance and management services. We believe that our broad array of aviation products and services and our reputation for quality and timely and reliable delivery will position us to continue to capitalize on the outsourcing trend. We anticipate that increased reliance on outsourcing will continue to cause consolidation in the industry since only those suppliers with extensive capabilities and adequate capital will secure agreements with OEMs and aircraft operators.

    REDUCED NUMBER OF APPROVED SUPPLIERS. In order to reduce purchasing costs, streamline purchasing decisions and have greater control over quality, purchasing departments of OEMs and aircraft operators have been looking for suppliers who can provide the scale, expertise and capacity to meet their needs. We have secured a position on lists among a number of OEMs and airlines. We believe that this trend to reduce suppliers will continue in the future and that, due to our established market presence and reputation for quality, we will continue to be selected as an approved supplier.

    INCREASED MAINTENANCE AND SAFETY REQUIREMENTS. Under regulations promulgated by the FAA and similar agencies in other countries, including the Joint Aviation Authority, which regulates this industry in the European Union, as well as guidelines established by OEMs and aircraft operators, when an aircraft component fails to perform within prescribed limits or after logging a prescribed number of flight hours, the aircraft component must be brought to a repair facility certified by the FAA or similar agency for various types of designated service or replacement. The FAA has changed the nature of the licenses that it generally grants, from broad licenses for aircraft accessories or instruments within broad classifications to more limited licenses covering specific parts within more narrow classifications. We hold many perpetual broad licenses that will continue unless abandoned, suspended or revoked. In addition, aircraft components require regular maintenance and inspection and replacement of "life-limited" components. The trend toward more stringent maintenance requirements and more frequent maintenance and overhaul has increased the size of the market for the repair of these components, because using new components is not always cost effective. We believe that, because of our broad licenses and long-standing emphasis on quality control, we benefit from these higher maintenance and safety standards.

    INCREASED EMPHASIS ON COMPONENT TRACEABILITY. Because of concerns regarding the use of unapproved aircraft spare parts, regulatory authorities have increased the level of documentation that must be maintained on spare parts. This requirement has been extended by OEMs and aircraft operators to the vendors of spare parts, which has made entry into and survival in the aerospace parts distribution business increasingly difficult and expensive.

Competitive Advantages

    We believe that we are well positioned to take advantage of trends affecting the market for the design, engineering, manufacture, repair and overhaul of aircraft components due to:

    DIVERSE ARRAY OF PRODUCTS AND SERVICES. We offer the aerospace industry a consolidated point of purchase for a diverse array of aviation products and services across a wide range of aerospace platforms. We design, engineer and manufacture aircraft components to fulfill the particular needs and requirements of our customers. In some cases, we own the proprietary rights to these designs and, accordingly, the customer generally relies on us to provide service on these aircraft components at every stage of their useful lives, including the repair and overhaul or replacement of these components. In addition, we manufacture aviation components according to our customers' specifications. We also perform repair and overhaul services for customers on various aviation components manufactured by third parties such as Honeywell International, Inc. In addition, we offer to maintain and manage inventories of aircraft components and other products for some of our customers. In some instances, our customers require us to maintain and manage their inventories.

    PROPRIETARY RIGHTS RELATING TO COMPONENT DESIGNS, MANUFACTURING PROCESSES AND REPAIR AND OVERHAUL PROCEDURES. Some of our customers rely on us exclusively for certain products because their specifications require our unique design, manufacture and/or overhaul capabilities.

    BROAD FAA CERTIFICATIONS AND LICENSES. We operate 20 FAA-certified repair stations and have been granted licenses from the FAA and foreign regulatory counterparts, including the Joint Aviation Authority, which regulates this industry in the European Union, to perform repair and overhaul services on broad classifications of aircraft instruments and accessories. Without these broad certifications and licenses, which are often expensive and time consuming to obtain and involve extensive audit procedures, other companies are precluded from offering these products and services. In addition, we hold two exclusive licenses issued by the FAA which permit us to design, engineer, repair, test and release into service without further FAA approval particular products to our own specifications for particular aircraft components and therefore to compete directly with OEMs with respect to these components. These exclusive licenses, known as SFAR 36 certifications, enable us to offer, on a proprietary basis, some parts relating to various aircraft accessories such as APUs and constant speed drives to our customers at a lower cost than other companies that must purchase replacement parts from third parties. We employ designated engineering representatives who are certified to act on behalf of the FAA to develop, substantiate and approve repairs on components.

    EMPHASIS ON QUALITY CONTROL. We incur significant expenses to maintain the most stringent quality control of our products and services. In addition to domestic and foreign governmental regulations, OEMs, commercial airlines and other customers require that we satisfy requirements relating to the quality of our products and services. We have continually met or exceeded these requirements, and have successfully completed many audits conducted on a regular basis by the Coordinated Agency for Supplier Evaluation, a consortium of United States airlines, commonly referred to as C.A.S.E. As a vendor listed with C.A.S.E., we are reviewed on a regular basis for quality and efficiency. We also perform testing and certification procedures on all of the products that we design, engineer, manufacture, repair and overhaul, and maintain detailed records to ensure traceability of the production of and service on each aircraft component. We believe that our emphasis on quality control has enabled us to obtain many of the FAA licenses that we hold, including our exclusive SFAR 36 certifications. The expense required to institute and maintain our quality control procedures makes it difficult for new competitors to enter the market.

    BROAD CUSTOMER BASE. Due to our diverse array of products and services and our emphasis on quality control and timely delivery, our customers include substantially all of the world's major commercial airlines and the most widely recognized air cargo carriers and OEMs. Our customer base includes companies that produce or operate the full range of aerospace platforms, including:

    - Large commercial jets--Boeing 737, 747, 757, 767, 777 and Airbus 319, 320, 321, 340;

    - Regional commercial jets--Bombardier CRJ100/200, CRJ700 and Embraer ERJ 135/145, ERJ 170/190;

    - Military aircraft--Boeing C-17, F/A-18 and Lockheed Martin F-16 and Northrop Grumman E-2C;

    - Business jets--Gulfstream GIV, GV and Bombardier Challenger, Learjet family and Cessna Citation family; and

    - Space vehicles--Boeing Delta Launch Vehicle and International Space
      Station.

    We expect that our customer base will continue to strengthen and broaden with increased cross-selling efforts of our related products and services. Boeing and Honeywell each accounted for more than 10% of our aviation segment net sales for the twelve months ended March 31, 2000. Although the loss of Boeing or Honeywell could have a material adverse effect on us, we provide various products and services to numerous Boeing and Honeywell facilities and, accordingly, we believe that the loss of all Boeing or Honeywell business is unlikely.

    ESTABLISHED INDUSTRY PRESENCE. The operating divisions and subsidiaries in our aviation segment have substantial experience in the aerospace industry. These entities are characterized by experienced management and highly skilled employees. Because of our established industry presence, we enjoy strong customer relations, name recognition and repeat business.

Company Strategy

    Key elements of our growth strategy include:

    EXPAND PRODUCTS AND SERVICES. We intend to continue to introduce new products and services to take advantage of the growing industries in which we operate and to respond to our customers' increasing demand for products and services. For example, our expertise in the manufacture and repair of complex components used in turbine engines that power aircraft has provided us with an exciting new opportunity to further penetrate the rapidly-growing market for industrial gas turbine components used for power generation. Our goal is to provide a fully-integrated suite of manufacturing and repair capabilities similar to our current aerospace offering. We intend to further expand our position as a consolidated point of purchase to the aerospace industry by capitalizing on the ongoing trend toward outsourcing and the reduction by aircraft operators and OEMs in the number of approved suppliers and vendors.

    MAKE ACQUISITIONS. We expect to continue our growth through acquisitions of other companies, assets or product lines that add to or complement our existing aviation products and services. We successfully completed 17 acquisitions since our IPO in 1996. Because of the fragmented nature of much of the market for aircraft products and services, we believe that additional acquisition opportunities exist in the aerospace industry. We continually evaluate acquisition opportunities that may include small, focused acquisitions of specific product lines or capabilities as well as larger, strategic opportunities. We may not successfully complete any of these acquisitions and if so acquired, these entities may not be properly integrated into us.

    EXPAND OPERATING CAPACITY. We plan to continue our strategy of increasing capital expenditures, including expenditures for additional factories, equipment and skilled labor, to increase our operating capacity to meet our expected internal growth and to meet demand in the aerospace industry and power generation market. We intend to continue to invest in state-of-the-art plant and equipment to increase our operating efficiencies and improve operating margins. For example, we are nearing completion of a new casting facility that will expand our manufacturing capabilities as well as our capacity to produce turbine engine parts.

    INCREASE INTERNATIONAL MARKETING. We intend to continue to take advantage of the expanding international market for aviation products and services as worldwide air travel increases and foreign nations purchase used aircraft that require more frequent repair and maintenance. We have facilities in the United Kingdom, France and Spain. We currently supply products and services to substantially all major commercial passenger and air cargo airline in the world and retain independent sales representatives in a number of foreign countries. In addition, we participate each year in several international trade shows, including the Paris Air Show and the Singapore Air Show. We intend to build on our existing international presence through continued market penetration and, as appropriate opportunities arise, foreign acquisitions.

    CAPITALIZE ON GROUP AFFILIATIONS. Utilizing the group affiliation of our operating divisions and subsidiaries, we plan to increase cross-selling of complementary capabilities to our customers. Our operating divisions and subsidiaries will continue to share independent sales representatives and jointly bid on projects where appropriate, while still maintaining their individual identities.

Proprietary Rights

    We benefit from our proprietary rights relating to component designs, engineering, manufacturing processes and repair and overhaul procedures. In addition, we have proprietary rights to some of our manufacturing processes. For some products, our unique manufacturing capabilities are required by the customer's specifications or designs, thereby necessitating reliance on us for production of this designed product. We also hold two SFAR 36 certifications that permit us to develop proprietary repair procedures to be used in some repair and overhaul processes.

Raw Materials and Replacement Parts

    We purchase raw materials, primarily consisting of steel and aluminum coils, sheets and shapes, from various vendors. We also purchase replacement parts which are utilized in our various repair and overhaul operations. Although we believe that these raw materials and replacement parts are generally available at competitive prices from numerous sources, at times, castings and extrusions are in short supply and difficult to purchase in sufficient amounts to meet our customers' demands.

Operating Divisions and Subsidiaries

    We operate through several operating divisions and subsidiaries which are divided into two segments: the aviation segment and the metals segment. The following chart describes the operations, customer base and other information with respect to our operating divisions and subsidiaries at December 31, 2000:

Operating
Division/Subsidiary
(Year Established) (Year                                                                               Number of
Acquired)                     Location                 Business               Type of Customers        Employees
------------------------  -----------------   --------------------------  --------------------------  -----------
AVIATION SEGMENT

A. Biederman(1)           Glendale, CA        Sells and services          Commercial airlines, U.S.        74
  (1933) (1993)                               aircraft and industrial     military and cargo
                                              instruments.                carriers.

ACR Industries, Inc. (1)  Macomb, MI          Manufacturer of complex     Military and commercial         163
  (1977) (2000)                               geared assemblies, gears    OEMs, U.S. government and
                                              and other components        prime contractors.
                                              servicing the aerospace
                                              industry.

Advanced Materials        Chandler, AZ        Repairs and manufactures    Aviation OEMs and aircraft      333
  Technologies, Inc.(1)   Tempe, AZ           components for APUs and     operators.
  (1987) (1996)                               gas turbine engines.

Aerospace Technologies,   Fort Worth, TX      Manufactures metallic/      Commercial airlines, U.S.        87
  Inc.(1)(1969) (1993)                        composite bonded honeycomb  military and component
                                              assemblies and repairs      supplier industry.
                                              fuselage, wing, flight
                                              control surface parts and
                                              other flight critical
                                              components.

Airborne Nacelle          Hot Springs, AK     Repair and overhaul of      Commercial airlines.             35
  Services, Inc.(1)                           engine nacelles and thrust
  (1995) (2000)                               reverses.

Construction Brevetees    Alfortville,        Manufacturer of mechanical  Aerospace, ground                57
  d'Alfortville           France              ball bearing control        transportation and marine
  (1951) (1999)           Barcelona, Spain    assemblies for the          industries.
                                              aerospace, ground
                                              transportation and marine
                                              industries.

Chem-Fab Corporation      Hot Springs, AK     Chem-milling, hydroforming  Aerospace industry.             478
  (1968) (2000)                               and processing of sheet
                                              metal and other structural
                                              parts and assemblies for
                                              the aerospace industry.

DG Industries, Inc.       Phoenix, AZ         Specializes in precision    Military and commercial          26
  (1978) (1998)                               machining of aerospace      industry.
                                              components.

DV Industries, Inc.       Lynwood, CA         Provides metal finishing,   Aerospace, military and         118
  (1978) (1998)                               processing and other        commercial industries.
                                              services.

Frisby Aerospace,         Clemmons, NC        Designs, manufactures,      Military and commercial         145
  Inc.(1)                 Freeport, NY        assembles and tests         OEMs, U.S. government,
  (1940) (1998)                               precision aircraft          prime contractors and
                                              components.                 major airlines.

Hydro-Mill Co.(1)         Chatsworth, CA      Manufactures, repairs and   Aviation OEMs, commercial       166
  (1937) (1997)                               overhauls precision         airlines and aircargo
                                              machine parts and           carriers.
                                              assemblies.

HTD Aerospace, Inc.       Bloomfield, CT      Manufactures precision      Commercial industry and          34
  (1935) (1999)                               components and assemblies.  military.

Operating
Division/Subsidiary
(Year Established) (Year                                                                               Number of
Acquired)                     Location                 Business               Type of Customers        Employees
------------------------  -----------------   --------------------------  --------------------------  -----------
JDC Company(1)            Ft. Lauderdale,     Specializes in the repair,  Aircraft manufacturers           69
  (1985) (1997)           FL Austin, TX       overhaul and exchange of    ranging from general
                                              electromechanical and       aviation to wide-body air
                                              pneumatic aircraft          transport.
                                              instruments.

K-T Corporation           Shelbyville, IN     Performs stretch forming,   Aviation OEMs, U.S.             151
  (1963) (1993)                               bending, die forming,       military and aerospace,
                                              machining, welding,         mass transportation,
                                              assembly and other          energy and heavy trucking
                                              fabrication on aircraft     industries.
                                              wings, fuselages and
                                              skins.

L.A. Gauge                Sun Valley, CA      Machines, bonds and         Defense, aerospace,              36
  (1954) (1993)                               fabricates ultra-precision  medical, automotive and
                                              parts.                      computer industries.

Lee Aerospace, Inc.(1)    Wichita, KS         Manufactures unheated       General aviation and             67
  (1989) (1999)                               windshields, flight deck    corporate jet market.
                                              and cabin windows for the
                                              general aviation and
                                              corporate jet market.

Northwest Industries      Albany, OR          Machines and fabricates     Aerospace, nuclear,              32
  (1960) (1993)                               refractory, reactive, heat  medical, electronic and
                                              and corrosion-resistant     chemical industries.
                                              precision products.

Nu-Tech Industries, Inc.  Grandview, MO       Produces complex            Commercial and military         121
  (1972) (1998)                               structural components.      aircraft market.

Ralee Engineering Corp.   City of Industry,   Manufactures long           Airline industry.               136
  (1962) (1999)           CA                  structural components such
                                              as stringers, cords and
                                              flooring.

Special Processes of      Phoenix, AZ         Produces and applies        Aviation OEMs and aircraft       37
  Arizona, Inc.(1)                            plasma coating.             operators.
  (1987) (1996)

Stolper-Fabralloy         Phoenix, AZ         Fabricates precision sheet  Commercial, military,           265
  Company(1)              Brookfield, WI      metal components from high  aerospace OEMs and
  (1908) (1997)                               temperature alloys and      industrial gas turbine
                                              provides repair and         OEMS.
                                              overhaul services.

Triumph Accessories       Wellington, KS      Repairs and overhauls       U.S. government,                 69
  Services(1)(2)                              aircraft and engine         commercial airlines and
  (1965) (1993)                               accessories, manufactures   general aviation aircraft
                                              pneumatic and electrically  operators.
                                              actuated valves for
                                              aircraft.

Triumph Air Repair(1)(2)  Phoenix, AZ         Repairs and overhauls APUs  Worldwide commercial            150
  (1979) (1993)                               and supplemental            airlines.
                                              equipment.

Triumph Components-       El Cajon, CA        Developer and manufacturer  Commercial, military and         98
  San Diego, Inc.(1)                          of high- temperature metal  aerospace OEMs.
  (1948) (1999)                               alloy parts.

Triumph Air Repair        Hampshire,          Repairs and overhauls APUs  Commercial transport             37
  (Europe) Limited        England             and constant speed drives   carriers and the commuter
  (1989)(1) (1998)                            and integrated drive        aerospace industry.
                                              generators.

Triumph Controls,         North Wales, PA     Designs and manufactures    Aviation OEMs, shipyards,       280
  Inc.(1)                                     mechanical and              repair and overhaul
  (1943) (1996)                               electromechanical control   facilities, airlines and
                                              systems.                    U.S. and NATO military
                                                                          forces.

Operating
Division/Subsidiary
(Year Established) (Year                                                                               Number of
Acquired)                     Location                 Business               Type of Customers        Employees
------------------------  -----------------   --------------------------  --------------------------  -----------
Triumph Precision, Inc.   Phoenix, AZ         Manufactures and machines   Aerospace industry.              74
  (1964) (1999)                               precision tubing and
                                              provides heat treating and
                                              brazing services.

METALS SEGMENT

Great Western Steel Co.   Chicago, IL         Produces steel products,    Manufacturers, primarily         37
  (1918) (1993)                               specializing in flat        in the home and office
                                              rolled products.            products industries.

Kilroy Structural Steel   Cleveland, OH       Erects structural steel     General contractors,             10
  Co. (1918) (1993)                           frameworks.                 engineers and architects
                                                                          of commercial buildings
                                                                          and bridges.

Triumph Industries Co.    Bridgeview, IL      Produces and distributes    Computer and electronic          44
  (1960) (1993)                               specialty                   industries.
                                              electrogalvanized
                                              products.

------------

(1) FAA-certified repair stations.

(2) SFAR 36 certification.

Metals Processing and Distribution

    Our metals segment has substantial experience in the metals industry. The businesses in this segment include a leading producer of electrogalvanized steel products and a steel service center specializing in flat rolled steel products. These entities supply products to several hundred manufacturers and other customers in the computer and electronics industries on a regional and national basis. In addition, we operate a business engaged in the erection of structural frameworks for buildings in the midwestern United States.

    Our metals segment processes, converts and distributes steel and steel products including electrogalvanized steel products which are stamped, formed, welded and painted, and coated steel for the electronic and computer industries. Our steel service center specializes in flat rolled products and their processing, including hot or cold rolled sheet and coil and galvanized sheet and coil used primarily by the home and office products and appliance industry.

    We also erect structural framework, including steel members and allied materials, for buildings with a specialty in commercial and industrial buildings. These structural erection services are provided on a project-by-project basis primarily in the midwestern United States. These projects are generally awarded on a fixed fee, competitive bid basis.

Sales and Marketing

    Each of our operating divisions and subsidiaries independently conducts sales and marketing efforts directed at their respective customers and industries and, where appropriate, collaborates with our other operating divisions and subsidiaries for cross-marketing efforts. Each sales force and the officers of the operating divisions and subsidiaries are responsible for obtaining new customers and maintaining relationships with existing customers. Sales efforts are conducted primarily by independent regional manufacturers' representatives and in-house personnel. Generally, manufacturers' representatives receive a commission on sales and the in-house sales personnel receive a base salary plus commission. Engaging independent sales representatives at the local level facilitates responsiveness to each customer's changing needs and current trends in each marketplace in which we operate.

    We continually look for opportunities to leverage our growing capabilities. The presidents of our operating divisions and subsidiaries in the aviation segment meet periodically to discuss ways to improve sales and cross-marketing opportunities. The management of each of our operating divisions and subsidiaries also maintain close business relationships with many customers, thereby furthering the sales and marketing efforts of our businesses.

    A significant portion of our government and defense contracts are awarded on a competitive bidding basis. We generally do not bid or act as the primary contractor, but will typically bid and contract as a subcontractor on contracts on a fixed fee basis. We generally sell to our other customers on a fixed fee, negotiated contract or purchase order basis.

Backlog

    We have a number of long-term agreements with several of our customers. These agreements generally describe the terms under which the customer may issue purchase orders to buy our products and services during the term of the agreement. These terms typically include a list of the parts or services customers may purchase, initial pricing for these products and services, anticipated quantities to be purchased by the customer and, to the extent known, delivery dates. Backlog only includes amounts for which we have actual purchase orders with firm delivery dates primarily for our OEM customer base. Purchase orders issued by our aftermarket customers are usually completed within a short period of time. As a result, our backlog data relates primarily to the OEM customers within our aviation segment. The backlog information set forth below does not include the sales that we expect to generate from long-term agreements associated with long-term aircraft production programs but for which we do not have actual purchase orders with firm delivery dates.

    As of December 31, 2000, our aviation and metals segments had outstanding purchase orders representing an aggregate invoice price of approximately $331 million and $10 million, respectively. As of December 31, 1999, our aviation and metals segments had outstanding purchase orders representing an aggregate invoice price of approximately $225 million and $16 million, respectively. We believe that purchase orders totaling approximately $53 million will not be shipped by the aviation segment by December 31, 2001.

Competition

    We compete primarily with OEMs and the top-tier manufacturers that supply them, some of which are divisions or subsidiaries of OEMs and other large companies in the manufacture of aircraft components and subassemblies. OEMs are increasingly focusing on assembly activities while outsourcing more manufacturing and repair to third parties.

    Competition for the repair and overhaul of aviation components comes from three primary sources, some with greater financial and other resources than us:
OEMs, major commercial airlines and other independent repair and overhaul companies. Some major commercial airlines continue to own and operate their own service centers, while others have begun to sell their repair and overhaul services to other aircraft operators. The repair and overhaul services provided by domestic airlines are primarily for their own aircraft, although these airlines may perform a limited amount of repair and overhaul services for third parties. Foreign airlines that provide repair and overhaul services typically provide these services not only for their own aircraft but for other airlines as well. OEMs also maintain service centers which provide repair and overhaul services for the components they manufacture. Other independent service organizations also compete for the repair and overhaul business of other users of aircraft components.

    Participants in the aerospace industry compete primarily on the basis of breadth of technical capabilities, volume capacity, quality, turnaround time and cost.

    Our principal competitors in the metals industry include national and regional steel mills, other steel service centers, steel erection companies and pre-engineered building manufacturers. Some of these competitors have greater financial and other resources than us.

Governmental Regulation

    The aerospace industry is highly regulated in the United States by the FAA and in other countries by similar agencies. We must be certified by the FAA and, in some cases, by individual OEMs, in order to engineer and service parts and components used in specific aircraft models. If material authorizations or approvals were revoked or suspended, our operations would be adversely affected. New and more stringent government regulations may be adopted, or industry oversight heightened, in the future and these new regulations, if enacted, or any industry oversight, if heightened, may have an adverse impact on us.

    We must also satisfy the requirements of our customers, including OEMs, that are subject to FAA regulations, and provide these customers with products and services that comply with the governmental regulations applicable to aircraft components used in commercial flight operations. The FAA regulates commercial flight operations and requires that aircraft components meet its stringent standards. In addition, the FAA requires that various maintenance routines be performed on aircraft components, and we currently satisfy these maintenance standards in our repair and overhaul services. Several of our operating divisions are FAA-approved repair stations.

    Generally, the FAA is granting licenses only for the manufacture or repair of a specific aircraft component, rather than the broader licenses that have been granted in the past. The FAA licensing process may be costly and time-consuming. In order to obtain an FAA license, an applicant must satisfy all applicable regulations of the FAA governing repair stations. These regulations require that an applicant have experienced personnel, inspection systems, suitable facilities and equipment. In addition, the applicant must demonstrate a need for the license. Because an applicant must procure manufacturing and repair manuals from third parties relating to a particular aircraft component in order to obtain a license with respect to this component, the application process may involve substantial cost.

    The license approval processes for the Joint Aviation Authority, which regulates this industry in the European Union, and other comparable foreign regulatory authorities are similarly stringent, involving potentially lengthy audits.

    Our aviation and metals operations are also subject to a variety of worker and community safety laws. The Occupational Safety and Health Act of 1970, commonly referred to as OSHA, mandates general requirements for safe workplaces for all employees. In addition, OSHA provides special procedures and measures for the handling of hazardous and toxic substances. Specific safety standards have been promulgated for workplaces engaged in the treatment, disposal or storage of hazardous waste. We believe that our operations are in material compliance with OSHA's health and safety requirements.

Environmental Matters

    Our business, operations and facilities are subject to numerous stringent federal, state, local and foreign environmental laws and regulation by government agencies, including the EPA. Among other matters, these regulatory authorities impose requirements that regulate the emission, discharge, generation, management, transportation and disposal of hazardous materials, pollutants and contaminants, govern public and private response actions to hazardous or regulated substances which may be or have been released to the environment, and require us to obtain and maintain licenses and permits in connection with our operations. This extensive regulatory framework imposes significant compliance burdens and risks on us. Although management believes that our operations and our facilities are in material compliance with these laws and regulations, future changes in these laws, regulations or interpretations thereof or the nature of our operations may require us to make significant additional capital expenditures to ensure compliance in the future.

    Certain of our facilities have been or are currently the subject of environmental remediation activities, the cost of which is subject to indemnification provided by IKON Office Solutions pursuant to the acquisition by us of these facilities from IKON Office Solutions. One of these facilities is connected with a site included on the National Priorities List of Superfund sites maintained by the EPA. Another of these facilities is located on a site included in the EPA's database of potential Superfund sites. IKON Office Solutions' indemnification covers us for losses that we might suffer in connection with liabilities and obligations arising under environmental, health and safety laws and regulations with respect to operations or use of those facilities prior to our acquisition. More generally, this IKON Office Solutions' indemnification covers both (1) the costs, claims and potential losses associated with environmental matters identified in the purchase agreement for the acquisition as the result of environmental assessments or other disclosures made in connection with the acquisition, including the costs, claims and potential losses associated with all the environmental remediation activities and identified liabilities, and (2) the losses connected to environmental liabilities which were not identified in the purchase agreement and which arise from conditions or activities existing at the facilities or operations acquired from IKON Office Solutions prior to our acquisition from IKON Office Solutions, provided that they were identified by us to IKON Office Solutions before July 22, 2000. Some other facilities acquired and operated by us or one of our subsidiaries, including a leased facility located on an EPA National Priorities List site, were under active investigation for environmental contamination by federal or state agencies when acquired, and continue to be under investigation. We are indemnified by prior owners or operators and/or present owners of the facilities for liabilities which we incur as a result of these investigations and the environmental contamination found which pre-dates our acquisition of these facilities, subject to certain limitations. We also maintain a pollution liability policy that provides coverage for material liabilities associated with the clean-up of on-site pollution conditions, as well as defense and indemnity for certain third party suits (including Superfund liabilities at third party sites), in each case, to the extent not otherwise indemnified. This policy applies to all of our manufacturing and assembly operations worldwide. However, if we were required to pay the expenses related to environmental liabilities for which neither indemnification nor insurance coverage is available, these expenses could have a material adverse effect on us.

Employees

    As of December 31, 2000, we employed approximately 3,512 persons, of whom 211 were management employees, 88 were sales and marketing personnel, 387 technical personnel, 256 were administrative personnel and 2,570 were production workers.

    Several of our subsidiaries are parties to collective bargaining agreements with labor unions. Under those agreements, we currently employ approximately 414 full-time employees, and from time to time employ up to an additional 42 temporary employees for our steel erection business, all of whom are members of labor unions. Currently, approximately 11% of our permanent employees are represented by labor unions and approximately 17% of the aviation segment's net sales and 100% of the metals segment's net sales are derived from the facilities at which at least some employees are unionized. Two of the collective bargaining agreements will expire in the next twelve months. Our inability to negotiate acceptable contracts with these unions could result in strikes by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers were to engage in a strike or other work stoppage, or other employees were to become unionized, we could experience a significant disruption of our operations and higher ongoing labor costs, which could have an adverse effect on our business and results of operations.

    We have not experienced any material labor-related work stoppage and consider our relations with our employees to be good.

Properties

    Our executive offices are located in Wayne, Pennsylvania, where we lease 7,695 square feet of space. In addition, we own or lease the following facilities in which our operating divisions and subsidiaries are located:

Location                                       Description              Square Footage   Owned/Leased
--------                            ----------------------------------  --------------   -------------
AVIATION SEGMENT
Chandler, AZ......................  Thermal processing facility/office       7,000       Leased
Phoenix, AZ.......................  Plasma spray facility/office            13,500       Leased
Phoenix, AZ.......................  Repair and overhaul shop/office         50,000       Leased
Phoenix, AZ.......................  Manufacturing facility/office           35,000       Leased
Phoenix, AZ.......................  Machine shop/office                     13,700       Owned
Phoenix, AZ.......................  Manufacturing facility/office           54,812       Leased
Phoenix, AZ.......................  Manufacturing facility/office           15,374       Leased
Phoenix, AZ.......................  Office                                   9,598       Leased
Tempe, AZ.........................  Manufacturing facility/office           13,500       Owned
Tempe, AZ.........................  Machine shop                             9,300       Owned
Tempe, AZ.........................  Machine shop                            32,100       Owned
Hot Springs, AK...................  Manufacturing facility/office          141,256       Owned
Hot Springs, AK...................  Machine shop/office                    240,000       Owned
Chatsworth, CA....................  Manufacturing facility/office          101,900       Owned
Chatsworth, CA....................  Manufacturing facility                  21,600       Leased
City of Industry, CA..............  Manufacturing facility/office           75,000       Leased
El Cajon, CA......................  Manufacturing facility/office          113,790       Leased
Glendale, CA......................  Instrument shop/warehouse/office        25,000       Leased
Lynwood, CA.......................  Processing and finishing facility/      59,662       Leased
                                    office
Sun Valley, CA....................  Machine shop/office                     30,000       Owned
Walnut, CA........................  Manufacturing facility/office          126,000       Leased
Bloomfield, CT....................  Manufacturing facility/office           25,000       Leased
Hampshire, England................  Repair and overhaul/office              11,915       Leased
Ft. Lauderdale, FL................  Instrument shop/warehouse/office         7,200       Leased
Alfortville, France...............  Manufacturing facility/office            7,500       Leased
Shelbyville, IN...................  Manufacturing facility/office          192,300       Owned
Shelbyville, IN...................  Manufacturing facility/office           50,000       Owned
Wellington, KS....................  Repair and overhaul/office              65,000       Leased
Wichita, KS.......................  Manufacturing facility/office           46,100       Leased
Macomb, MI........................  Manufacturing facility/office           86,000       Leased
Grandview, MO.....................  Manufacturing facility/office           80,000       Owned

Location                                       Description              Square Footage   Owned/Leased
--------                            ----------------------------------  --------------   -------------
Freeport, NY......................  Manufacturing facility/office/          29,000       Owned
                                    warehouse
Clemmons, NC......................  Manufacturing                           20,000       Owned
                                    facility/repair/office
Albany, OR........................  Machine shop/office                     25,000       Owned
North Wales, PA...................  Manufacturing facility/office          111,400       Leased
Barcelona, Spain..................  Manufacturing facility/office              800       Leased
Austin, TX........................  Instrument shop/warehouse/office         4,500       Leased
Fort Worth, TX....................  Manufacturing facility/office          114,100       Owned
Brookfield, WI....................  Manufacturing facility/office           62,000       Leased

METALS SEGMENT
Bridgeview, IL....................  Steel processing facility/office       140,000       Leased
Chicago, IL.......................  Steel distributing facility/office     135,700       Owned
Cleveland, OH.....................  Steel fabrication facility/office       30,950       Leased
Plain City, OH....................  Office                                   2,000       Leased

    We believe that our properties are adequate to support our operations for the foreseeable future.

Legal Proceedings

    We are not presently involved in any material legal proceedings outside of the ordinary course of business. We may in the future be named as a defendant in lawsuits involving product defects, breach of warranty or other actions relating to products that we manufacture or products that we distribute that are manufactured by others. We believe that our potential exposure is adequately covered by our aviation product and general liability insurance.

                                   MANAGEMENT

Directors and Executive Officers

                  Name                       Age                      Position
                  ----                     --------   -----------------------------------------
Richard C. Ill...........................     57      President, Chief Executive Officer and
                                                        Director
John R. Bartholdson......................     56      Senior Vice President, Chief Financial
                                                        Officer, Treasurer and Director
Richard M. Eisenstaedt...................     55      Vice President, General Counsel and
                                                        Secretary
Kevin E. Kindig..........................     44      Vice President and Controller
Lawrence J. Resnick......................     43      Vice President
Richard C. Gozon.........................     62      Director
Claude F. Kronk..........................     69      Director
Joseph M. Silvestri......................     39      Director
William O. Albertini.....................     57      Director

    RICHARD C. ILL has been our president and chief executive officer and a director since 1993. Mr. Ill is a member of the advisory board of Outward Bound, USA and the board of directors, chairman's council and policy and planning committees of the Steel Service Center Institute.

    JOHN R. BARTHOLDSON has been our senior vice president, chief financial officer and treasurer and a director since 1993. Mr. Bartholdson serves on the board of directors and is a member of the compensation committee of PBHG Funds, Inc.

    RICHARD M. EISENSTAEDT has been a vice president and our general counsel and secretary since October 1996. Mr. Eisenstaedt was general counsel of Unisource Worldwide, Inc. from February 1996 until October 1996.

    KEVIN E. KINDIG has been a vice president since 1999 and our controller since 1993.

    LAWRENCE J. RESNICK has been a vice president of Triumph since July 2000. Mr. Resnick was the president of Triumph Controls, Inc., one of our subsidiaries, from January 1996 through July 2000.

    RICHARD C. GOZON has been one of our directors since 1993. Mr. Gozon has been executive vice president of Weyerhaeuser Company since 1994. Mr. Gozon serves on the board of directors of U.G.I. Corporation, AmeriSource Health Corporation and AmeriGas Partners, L.P.

    CLAUDE F. KRONK has been one of our directors since 1993. Mr. Kronk retired on January 1, 1998 from his position as vice chairman and chief executive officer of J&L Specialty Steel, Inc., a position which he held for more than five years. Mr. Kronk serves on the board of directors of Cold Metal Products, Co.

    JOSEPH M. SILVESTRI has been one of our directors since 1994. Mr. Silvestri has been employed by Citicorp Venture Capital, Ltd. since 1990 and has been a vice president since 1995. Mr. Silvestri serves on the board of directors of Euramax International, Inc., GNI Group, Inc., ISG Resources and MacDermid, Incorporated.

    WILLIAM O. ALBERTINI has been one of our directors since 1999.
Mr. Albertini was executive vice president and chief financial officer of Bell Atlantic Corp. from 1991 through 1998. In 1998, Mr. Albertini became executive vice president and chief financial officer of Bell Atlantic Global Wireless and remained in that position until his retirement on April 30, 1999. Mr. Albertini serves on the board of directors of American Water Works, Blackrock Funds and Midwest Independent Service Operator, Inc. and is also a member of the Advisory Committee of Safeguard Scientifics, Inc.

                               SECURITY OWNERSHIP

    The following table sets forth information as of February 12, 2001 regarding the beneficial ownership of our common stock and Class D common stock by:

    - each person, entity or group known by us to own beneficially more than 5% of our outstanding common stock;

    - each director;

    - each of our five most highly compensated executive officers, including our chief executive officer;

    - all directors and executive officers as a group; and

    - the selling stockholder.

    Unless otherwise indicated, the address of each person identified is c/o Four Glenhardie Corporate Center, 1255 Drummer's Lane, Suite 200, Wayne, Pennsylvania 19087.

    The percentages shown are based on 12,358,956 shares of common stock and Class D common stock outstanding prior to the offering as of February 12, 2001 and 15,358,959 shares of common stock and Class D common stock outstanding after the offering. Shares of common stock which a person has the right to acquire upon the exercise of stock options and warrants held by that holder that are exercisable within 60 days are deemed outstanding for the purpose of computing the percentage ownership of that person, but are not deemed outstanding for computing the percentage ownership of any other person.

    Unless otherwise noted, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock and Class D common stock beneficially owned by them.

                                                Shares Beneficially                        Shares Beneficially
                                              Owned Prior to Offering        Number of    Owned After Offering
                                          --------------------------------  Shares Being  ---------------------
Name of Beneficial Owner                         Number         Percentage    Offered      Number    Percentage
------------------------                  --------------------  ----------  ------------  ---------  ----------
Richard C. Ill..........................         336,193(1)         2.7%           --       336,193      2.2%
John R. Bartholdson.....................         305,476(2)(3)      2.5%           --       305,476      2.0%
Richard M. Eisenstaedt..................          15,250(4)           *            --        15,250        *
Kevin E. Kindig.........................          42,753(5)(6)        *            --        42,753        *
Lawrence J. Resnick.....................          88,992(7)           *            --        88,992        *
Richard C. Gozon........................          71,095(8)           *            --        71,095        *
Claude F. Kronk.........................          78,470(9)           *            --        78,470        *
Joseph M. Silvestri.....................          24,825(10)          *            --        24,825        *
William O. Albertini....................           4,834(11)          *            --         4,834        *

Citicorp Venture Capital, Ltd.
399 Park Avenue
New York, NY 10043......................       4,648,535(12)       37.6%           --     4,648,535     30.3%

World Equity Partners, L.P.
399 Park Avenue
New York, NY 10043......................         649,997(13)        5.3%      649,997            --       --

Private Capital Management, Inc.
3003 Tamiami Trail North
Naples, FL 34103........................       1,645,549           13.3%           --     1,645,549     10.7%

All executive officers and directors as
  a group (9 persons)...................         967,888            7.8%           --       967,888      6.3%

------------

*   Less than one percent.

(1) Mr. Ill currently holds stock options to purchase 49,000 shares of common stock, which options may be exercised in the next 60 days. This amount also includes 17,000 shares of restricted common stock, none of which have vested by February 12, 2001.

(2) Mr. Bartholdson currently holds stock options to purchase 49,000 shares of common stock, which options may be exercised in the next 60 days. This amount also includes 10,000 shares of restricted common stock, none of which have vested by February 12, 2001.

(3) Mr. Bartholdson disclaims beneficial ownership of 3,050 shares of common stock beneficially owned by one of his daughters.

(4) Mr. Eisenstaedt currently holds stock options to purchase 14,250 shares of common stock, which options may be exercised in the next 60 days.

(5) Mr. Kindig currently holds stock options to purchase 12,000 shares of common stock, which options may be exercised in the next 60 days.

(6) Mr. Kindig disclaims beneficial ownership of 200 shares of common stock beneficially owned by his children.

(7) Mr. Resnick currently holds stock options to purchase 28,992 shares of common stock, which options may be exercised in the next 60 days.

(8) Mr. Gozon currently holds stock options to purchase 1,001 shares of common stock, which options may be exercised in the next 60 days.

(9) Mr. Kronk currently holds stock options to purchase 1,001 shares of common stock, which options may be exercised in the next 60 days.

(10) Mr. Silvestri currently holds stock options to purchase 1,001 shares of common stock, which options may be exercised in the next 60 days.

(11) Mr. Albertini currently holds stock options to purchase 834 shares of common stock, which options may be exercised in the next 60 days.

(12) Includes 1,300,000 shares of common stock and 3,348,535 shares of Class D common stock, which Class D common stock cannot be voted in the election of directors. This amount does not include 649,997 shares of common stock owned by World Equity Partners, L.P., an affiliate of Citicorp Venture Capital, because World Equity Partners is listed individually.

(13) World Equity Partners, L.P. is an affiliate of Citicorp Venture Capital, Ltd. This amount does not include shares of common stock and Class D common stock owned by Citicorp Venture Capital, which is listed individually.

                          DESCRIPTION OF CAPITAL STOCK

General

    Our authorized capital stock consists of 50,000,000 shares of common stock, par value $.001 per share, 6,000,000 shares of Class D common stock, par value $.001 per share, and 250,000 shares of preferred stock, par value $.01 per share. Upon completion of this offering, we will have outstanding 12,010,424 shares of common stock (12,460,424 if the underwriters' over-allotment option is exercised in full), 3,348,535 shares of Class D common stock and no shares of preferred stock. As of February 12, 2001, there were approximately 38 registered holders of common stock and one holder of Class D common stock.

Common Stock

    The holders of common stock are generally entitled to one vote for each share held on all matters voted upon by stockholders. Subject to the rights of any outstanding shares of preferred stock, the holders of the common stock are entitled to dividends that may be declared at the discretion of our board of directors out of legally available funds. If we liquidate, dissolve or windup, holders of common stock are entitled to share ratably in our net assets after payment or provision for all liabilities, subject to the prior rights of any preferred stock then outstanding. The holders of common stock have no preemptive rights to purchase our securities. Shares of common stock are not subject to any redemption provisions and are not convertible into any of our other securities.

    Our directors are elected by the holders of common stock pursuant to cumulative voting, which gives a stockholder the right to cast as many votes in the aggregate as that stockholder is entitled to vote under our certificate of incorporation, multiplied by the number of directors to be elected. A stockholder may cast all votes for one director candidate or distribute those votes among two or more director candidates. Therefore, cumulative voting may make it more difficult to change the composition of the board of directors and may discourage or make more difficult an attempt by a person or group to obtain control of the company. Any director, or the entire board of directors, may be removed by the stockholders at any time, with or without cause, by the affirmative vote of the holders of a majority of the outstanding shares of common stock entitled to vote for the election of directors, except that, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him when cumulatively voted at an election of the entire board of directors.

Class D Common Stock

    The rights of holders of Class D common stock are identical to those of holders of common stock, except that the holders of Class D shares are not entitled to vote in the election of directors. On all matters voted upon by the stockholders, the holders of common stock and the class D common stock vote together as a class, except as provided by law. The transfer of shares of Class D common stock is restricted, in the case of an individual holder, to members of the holder's family, to trusts for that holder's benefit or the benefit of that holder's family, estate and donees; in the case of trustees, to the grantor or a designated beneficiary of that trust or their guardians or custodians, or to persons who are permitted transferees of the grantor of those beneficiaries; in the case of a corporation or partnership which is an original holder of shares, to its stockholders or partners or permitted transferees of those stockholders or partners; in the case of any other corporation or partnership, to persons who previously contributed shares to that corporation or partnership or who are permitted transferees of those persons; and, in the case of an estate of a deceased or bankruptcy or insolvent holder, to any persons, trusts, corporations or partnerships which are otherwise entitled to own shares of Class D common stock. A share of Class D common stock may be converted into a share of common stock at any time at the sole option of the holder. Once a share of Class D common stock has been converted into common stock, it will no longer be subject to any restrictions on transfer.

Preferred Stock

    Our certificate of incorporation authorizes the issuance of up to 250,000 shares of preferred stock from time to time by the board of directors in one or more series as consideration for the stock or assets of another corporation or in connection with our merger with or into another corporation. The board of directors may adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series of preferred stock and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions of that preferred stock, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any series of preferred stock, in each case without any further action or vote by the stockholders. We have no current plans to issue any series of preferred stock. One of the effects of undesignated preferred stock may be to enable our board of directors to prevent or delay a change in control.

Limitation on Directors' Liabilities

    Our certificate of incorporation provides that, as permitted by Delaware law, our directors are not liable to us or our stockholders for monetary damages for breach of fiduciary duty, except for liability in connection with a breach of duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or dividend payments or stock repurchases illegal under Delaware law or any transaction in which a director has derived an improper personal benefit. Further, under the provisions of our bylaws, as amended, each person who is or was a party to or is threatened to be made a party of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director, officer, employee or agent of us or is or was serving at our request as a director, officer, employee or agent of another company or other entity shall be indemnified by us against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his or her conduct was unlawful. Notwithstanding the foregoing, no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless and only to the extent that the Court of Chancery or the court in which such action was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for the expenses which such court deems proper.

    The termination of any action, suit or proceedings by judgment, order, settlement, conviction, or upon a plea of nolo contendre or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

    In addition, to the extent that such a person is successful on the merits or otherwise in defense of any action, suit, or proceeding brought against him or her by reason of the fact that he or she is our director, officer, employee or agent, he or she shall be indemnified against expenses, including attorneys' fees actually and reasonably incurred in connection therewith.

    Our bylaws, as amended, provide that expenses incurred by an officer, director, employee or agent in defending a civil or criminal action, suit or proceeding may be paid by us in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by us.

    Any indemnification under the provisions summarized above (unless ordered by a court) shall be made by us only as authorized in each specific case upon a determination that indemnification of such person is proper under the circumstances because he or she has met the applicable standard of conduct set forth in the applicable provision. Such determination shall be made by any of
(1) a majority vote of our directors who are not parties to the action, suit or proceeding (even though less than a quorum), (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

    We maintain director and officer insurance with respect to those claims described above in customary amounts.

    The foregoing summaries are necessarily subject to the complete text of the relevant statute or document.

Other Matters

    Our common stock has traded on the New York Stock Exchange under the symbol TGI since October 25, 1996.

    The transfer agent and registrar for our common stock is Mellon Shareholder Services.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Based on the number of shares outstanding on February 12, 2001, upon completion of this offering we will have outstanding an aggregate of 15,358,959 shares of our capital stock, excluding any exercises of outstanding convertible securities. Of these shares, all 3,650,000 sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless those shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. Further, of these shares, 2,111,810 shares of common stock and 3,348,535 shares of common stock issuable upon conversion from Class D common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, promulgated under the Securities Act, which rules are summarized below.

    The market price of our stock could decline as a result of sales by our existing stockholders of a large number of shares of our stock in the market after this offering or the perception that these sales could occur. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Lock-up Agreements

    Each of our officers and directors and Citicorp Venture Capital have agreed, subject to specified limited exceptions, not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 90 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Banc Alex. Brown Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters, except that without such consent we may grant options under our existing stock option plans upon exercise of options outstanding on the date of this prospectus or options granted in accordance with the foregoing. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 90-day period.

Rule 144

    In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for a least one year would be entitled to sell publicly within any three-month period a number of shares that does not exceed the greater of:

    - 1% of the number of shares of common stock then outstanding, which will equal approximately 153,590 shares immediately after this offering; or

    - the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 of the sale with the SEC.

    Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Sales by Non-Affiliates

    Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell his or her shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Stock Options

    We have filed with the SEC registration statements on Forms S-8 under the Securities Act covering an aggregate of 1,308,750 shares of common stock reserved for issuance under our employees' and directors' stock option plans. As of February 12, 2001, options to purchase 504,072 shares of common stock were issued and outstanding under these plans, 310,784 of which are vested.

Registration Rights

    Citicorp Venture Capital, which owns an aggregate of 1,300,000 shares of common stock (which does not include shares owned by World Equity Partners, the selling stockholder and an affiliate of Citicorp Venture Capital) and 3,348,535 shares of Class D common stock, certain of its affiliates, the selling stockholder and certain members of management have certain demand and piggyback registration rights with respect to the shares of common stock held by those individuals and entities.

                                  UNDERWRITING

    Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Banc Alex. Brown Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, have severally agreed to purchase from us and the selling stockholder the following respective numbers of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

                                                               Number
Underwriter                                                   of Shares
-----------                                                   ---------
Deutsche Banc Alex. Brown Inc...............................
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated ...................................

                                                               -------
      Total.................................................
                                                               =======

    The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those shares covered by the over-allotment described below, if any of these shares are purchased.

    We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers
at a price that represents a concession not in excess of $          per share
under the public offering price. The underwriters may allow and the dealers may
re-allow, a concession not in excess of $          per share to other dealers.
After the initial public offering, the representatives of the underwriters may change the offering price and other selling terms.

    We have granted the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 450,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have become obligated, subject to conditions, to purchase approximately the same percentage of additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 3,650,000 shares are being offered.

    The underwriting discounts and commission per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and
commissions are    % of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

                                                                          Total Fees
                                                         ---------------------------------------------
                                                          Without Exercise of    With Full Exercise of
                                         Fee per Share   Over-Allotment Option   Over-Allotment Option
                                         -------------   ---------------------   ---------------------
Discounts and commissions paid by us...       $                 $                      $
Discounts and commissions paid by the
  selling stockholder..................       $                 $                      $

    In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $500,000.

    We and the selling stockholder have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

    Each of our officers and directors and Citicorp Venture Capital, Ltd. have agreed, subject to specified limited exceptions, not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 90 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Banc Alex. Brown Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters, except that without such consent we may grant options under our existing stock option plans upon exercise of options or warrants outstanding on the date of this prospectus or options granted in accordance with the foregoing. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 90-day period.

    In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering, thus creating a short position in our common stock for their own account. A short position results when an underwriter sells more shares of common stock than that underwriter is committed to purchase. A short sales position may involve either "covered" short sales or "naked" short sales. Covered short sales are sales made for an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters will have to close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

    Accordingly, to cover these short sales positions or to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. These transactions may be effected on the New York Stock Exchange or otherwise. Additionally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

    A prospectus in electronic format is being made available on Internet websites maintained by one or more of the lead underwriters of this offering and may be made available on websites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter's website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

    From time to time, Deutsche Banc Alex. Brown Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and their affiliates have provided financial advisory, underwriting, lending or other similar services for us, for which we have paid customary fees, and may provide such services to us in the future.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered hereby will be passed upon by Ballard Spahr Andrews & Ingersoll, LLP, Philadelphia, Pennsylvania. Some legal matters related to this offering will be passed upon for the underwriters by Cahill Gordon & Reindel, New York, New York.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. These financial statements and this schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC covering the common stock offered by us and the selling stockholder in this offering. This prospectus does not contain all the information set forth in the registration statement and you should refer to that registration statement with its exhibits for further information. Statements contained in this prospectus as to the contents of any contract or other document are not complete and you should review those documents filed as an exhibit to, or incorporated by reference into, the registration statement.

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may review any of this information and the registration statement at the SEC's public reference room at 450 Fifth Street, N.W., Washington, DC 20549 and at the following regional offices of the Securities and Exchange Commission: 7 World Trade Center, Suite 1300, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains information about us. You can also inspect our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York, 10005.

               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

    The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

    - Annual Report on Form 10-K for the fiscal year ended March 31, 2000; and

    - Quarterly Reports on Form 10-Q (as amended by Form 10-Q/A) for the quarters ended June 30, 2000, September 30, 2000 and December 31, 2000.

    You may request a copy of these filings, at no cost, by writing to or telephoning us at the address below. We will not, however, provide copies of the exhibits to these filings unless we specifically incorporate by reference the exhibits in this prospectus.

                              Triumph Group, Inc.
                        Four Glenhardie Corporate Center
                         1255 Drummers Lane, Suite 200
                           Wayne, Pennsylvania 19087
                                 (610) 975-0420
                         Attention: Corporate Secretary

   From nose to tail, the Triumph Group's companies provide a broad array of specialized manufacturing and service capabilities to meet the most demanding requirements.

                                                   [Picture of control systems, including a
                                                   throttle quadrant and a mechanical control
[Picture of auxiliary power unit of the            system of the type manufactured by
type repaired and overhauled by Triumph]           Triumph]

Aftermarket Services                               Control Systems

Representative products include:                   Representative products include:
- Cockpit instrumentation                          - Main engine gear box assemblies
- Remote sensors                                   - Control system valve bodies
- Auxiliary power units                            - Landing gear actuation systems
- Constant speed drives                            - Quadrant controls

                              [Picture of skeleton of airplane]

[Picture of operational components,
including parts for a gas turbine engine           [Picture of structural components of the
of the type repaired and/or manufactured           type repaired and/or manufactured by
by Triumph]                                        Triumph]

Operational Components                             Structural Components

Representative products include:                   Representative products include:
- Stators                                          - Wing spars & stringers
- Vanes                                            - Stretch-formed leading edges
- Industrial gas turbine transition ducts          - Floor beams
- Combusters                                       - Landing gear components and assemblies

                             [LOGO]      Triumph Group, Inc.

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale or our common stock.

                               TABLE OF CONTENTS

                                                   Page
                                                 --------

Prospectus Summary.............................         1

Risk Factors...................................         7

Special Note Regarding Forward-Looking
 Statements and Industry Data..................        12

Use of Proceeds................................        12

Dividend Policy................................        13

Price Range of Common Stock....................        13

Capitalization.................................        14

Selected Financial Data........................        15

Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................        17

Business.......................................        26

Management.....................................        40

Security Ownership.............................        41

Description of Capital Stock...................        43

Shares Eligible for Future Sale................        46

Underwriting...................................        48

Legal Matters..................................        50

Experts........................................        50

Where You Can Find More Information............        50

Incorporation of Information We File With the
 SEC...........................................        51

[LOGO]

TRIUMPH GROUP, INC.
3,650,000 Shares
Common Stock
Deutsche Banc Alex. Brown
Merrill Lynch & Co.

Prospectus
           , 2001

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

    The following table sets forth the amounts of expenses attributed to the issuance of the securities offered pursuant to this registration statement which shall be borne by us. All of the expenses listed below, except the SEC registration fee and the NASD filing fee, represent estimates only.

                                                              Estimated
                                                              ---------
SEC registration fee........................................  $ 39,914
NASD filing fee.............................................    16,466
Transfer agent fees.........................................     5,000
Printing and engraving expenses.............................   135,000
Accounting fees and expenses................................   140,000
"Blue Sky" fees and expenses (including legal fees).........     5,000
Legal fees and expenses.....................................   140,000
Miscellaneous fees and expenses.............................    18,620
                                                              --------
        Total...............................................  $500,000
                                                              ========

Item 15. Indemnification of Directors and Officers.

    Our Amended and Restated Certificate of Incorporation provides that we will, to the fullest extent permitted by the General Corporation Law of the State of Delaware, as amended from time to time, indemnify any person who is or was an officer or director of Triumph Group, Inc., as well as any person who is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise. In addition, our Amended and Restated Certificate of Incorporation eliminates personal liability of our directors to the fullest extent permitted by the General Corporation Law of the State of Delaware, as amended from time to time.

    Section 145 of the Delaware General Corporation Law permits a corporation to indemnify its directors, officers, employees or agents and any person serving in such capacity for another corporation, partnership, joint venture, trust or other enterprise at the request of the corporation against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties if such person acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In a derivative action, indemnification may be made only for expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of an action or suit and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant is fairly and reasonably entitled to indemnification for such expenses despite such adjudication of liability.

    Section 102(b)(7) of the Delaware General Corporation Law provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director:

    - for any breach of the director's duty of loyalty to the corporation or its stockholders;

    - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds; or

    - for any transaction from which the director derived an improper personal benefit.

    No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision become effective.

    We maintain directors' and officers' liability insurance that provides for indemnification of our directors and officers against damages arising out of certain kinds of claims that may be made against them based on their negligent acts or omissions while acting in their capacity as such.

Item 16. Exhibits and Financial Statement Schedules.

   Exhibit Number                               Description
   --------------                               -----------
        1.1*            Form of Underwriting Agreement.

        3.1             Amended and Restated Certificate of Incorporation
                        (Incorporated by reference to our registration statement on
                        Form S-1 (Registration No. 333-10777), declared effective on
                        October 24, 1996).

        3.2             Bylaws (Incorporated by reference to our registration
                        statement on Form S-1 (Registration No. 333-10777), declared effective on October 24, 1996).

        3.3             Certificate of Amendment to Amended and Restated Certificate
                        of Incorporation of Triumph Group, Inc. (Incorporated by
                        reference to our annual report on Form 10-K for the fiscal year ended March 31, 1999).

        4.1             Form of Common Stock Certificate (Incorporated by reference to our registration statement on Form S-1 (Registration No.
                        333-10777), declared effective on October 24, 1996).

        5.1**           Opinion of Ballard Spahr Andrews & Ingersoll, LLP.

       23.1**           Consent of Ernst & Young LLP, Independent Auditors.

       23.2**           Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in Exhibit 5.1).

       24.1**           Power of Attorney (included on signature page).

---------

*  To be filed by amendment.

** Filed herewith.

Item 17. Undertakings

    (1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (2) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration as of the time it was declared effective.

    (4) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wayne, Commonwealth of Pennsylvania, on February 15, 2001.

                                                       TRIUMPH GROUP, INC.

                                                       By:  /s/ RICHARD C. ILL
                                                            -----------------------------------------
                                                            Richard C. Ill
                                                            CHIEF EXECUTIVE OFFICER
                                                            (PRINCIPAL EXECUTIVE OFFICER)

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard C. Ill and John R. Bartholdson and each or any one of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement relating to any offering made pursuant to this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

                      Signature                                          Title                            Date
                      ---------                                          -----                            ----
                 /s/ RICHARD C. ILL                    President, Chief Executive Officer and      February 15, 2001
     -------------------------------------------         Director (Principal Executive Officer)
                   Richard C. Ill

                                                       Senior Vice President, Chief Financial      February 15, 2001
               /s/ JOHN R. BARTHOLDSON                   Officer, Treasurer and Director
     -------------------------------------------         (Principal
                 John R. Bartholdson                     Financial Officer)

                 /s/ KEVIN E. KINDIG                   Vice President and Controller (Principal    February 15, 2001
     -------------------------------------------         Accounting Officer)
                   Kevin E. Kindig

                /s/ RICHARD C. GOZON                   Director                                    February 15, 2001
     -------------------------------------------
                  Richard C. Gozon

                 /s/ CLAUDE F. KRONK                   Director                                    February 15, 2001
     -------------------------------------------
                   Claude F. Kronk

               /s/ JOSEPH M. SILVESTRI                 Director                                    February 15, 2001
     -------------------------------------------
                 Joseph M. Silvestri

              /s/ WILLIAM O. ALBERTINI                 Director                                    February 15, 2001
     -------------------------------------------
                William O. Albertini

                                 EXHIBIT INDEX

Exhibit Number          Description
--------------          -----------
          1.1*          Form of Underwriting Agreement.
          3.1           Amended and Restated Certificate of Incorporation
                        (Incorporated by reference to our registration statement on
                        Form S-1 (Registration No. 333-10777), declared effective on
                        October 24, 1996).
          3.2           Bylaws (Incorporated by reference to our registration
                        statement on Form S-1 (Registration No. 333-10777), declared effective on October 24, 1996).
          3.3           Certificate of Amendment to Amended and Restated Certificate
                        of Incorporation of Triumph Group, Inc. (Incorporated by
                        reference to our annual report on Form 10-K for the fiscal year ended March 31, 1999).
          4.1           Form of Common Stock Certificate (Incorporated by reference to our registration statement on Form S-1 (Registration No.
                        333-10777), declared effective on October 24, 1996).
          5.1**         Opinion of Ballard Spahr Andrews & Ingersoll, LLP.
         23.1**         Consent of Ernst & Young LLP, Independent Auditors.
         23.2**         Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in Exhibit 5.1).
         24.1**         Power of Attorney (included on signature page).

------------
*  To be filed by amendment.
** Filed herewith.